SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period April 8, 2009

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period February 11, 2009 to April 3, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:

Name:	Stephen Foster

Title:	Company Secretary

Date:	8 April, 2009

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2009 – 9AWC

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

Stephen Foster
Company Secretary
Alumina Limited

12 February 2009	ABN 85 004 820 419 GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Judith DOWNES

Date of last notice	4 February 2009

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by the NP Downes Pty Ltd Staff Superannuation Fund of which Ms Downes is a beneficiary

Date of change	6 & 10 February 2009

No. of securities held prior to change	Nil

Number acquired	87,000

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.105 per ordinary share - 45,000 shares $1.20 per ordinary share - 42,000 shares

No. of securities held after change	87,000 fully paid ordinary shares held by the NP Downes Pty Ltd Staff Superannuation Fund of which Ms Downes is a beneficiary.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2009 – 10AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

Stephen Foster
Company Secretary

Alumina Limited

17 February 2009	ABN 85 004 820 419 GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donald Marshall Morley

Date of last notice	7 October 2008

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect - Securities held by spouse Mrs Jane Morley

Date of change	10 February 2009

No. of securities held prior to change	545,516 fully paid ordinary shares in Alumina Limited.

Number acquired	14,289 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Acquisition - $1.22 per share

No. of securities held after change	559,805 fully paid ordinary shares in Alumina Limited.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Algernon Franc HAY

Date of last notice	15 October 2008

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr. Hay is the sole director of Auxesis Investments Pty Ltd which acquired the shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Date of change	10 February 2009

No. of securities held prior to change	59,841 fully paid ordinary shares in Alumina Limited

Number acquired	Acquired 5,715 fully paid ordinary shares in Alumina Limited under the terms and conditions of the Non-executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.22 per share was paid.

No. of securities held after change	65,556 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald John McNEILLY

Date of last notice	7 October 2008

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a

Date of change	10 February 2009

No. of securities held prior to change	53,443 fully paid ordinary shares in Alumina Limited

Number acquired	Acquired 14,289 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.22 per share was paid.

No. of securities held after change	67,732 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	George John PIZZEY

Date of last notice	7 October 2008

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by spouse – Mrs Betty Pizzey

Date of change	10 February 2009

No. of securities held prior to change	23,449 fully paid ordinary shares in Alumina Limited

Number acquired	Acquired 11,431 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.22 per share was paid.

No. of securities held after change	34,880 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2009 – 11AWC

Please find attached, the following documents in relation to Alumina Limited’s 2009 Annual General Meeting to be held at 9.30am on Thursday 7 May 2009 at the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street Southbank, Victoria.

i)	Notice of Annual General Meeting

ii)	Proxy Form

Alumina Limited

Stephen Foster	ABN 85 004 820 419
Company Secretary
30 March 2009	GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2009 – 12AWC

Attached, in accordance with Listing Rule 4.7 is a copy of Alumina Limited’s Annual Report 2008.

Alumina Limited

Stephen Foster	ABN 85 004 820 419
Company Secretary
30 March 2009	GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

CONTENTS

AT A GLANCE		2
CHAIRMAN’S AND CHIEF EXECUTIVE OFFICER’S REPORT 2008		3
CORPORATE GOVERNANCE		12
DIRECTORS’ REPORT		34
REMUNERATION REPORT		39
FINANCIAL SUMMARY		73
Income statements		38
Balance sheets		39
Statements of changes in equity		40
Cash flow statements		41
NOTES
1	Summary of significant accounting policies	42
2	Financial risk management	49
3	Critical accounting estimates and judgements	51
4	Revenue	52
5	Other income	52
6	Expenses	52
7	Income tax expense	53
8	Earnings per share	54
9	Dividends	55
BALANCE SHEET
10	Current assets – cash and cash equivalents	56
11	Current assets – receivables	56
12	Investments accounted for using the equity method	57
13	Non-current assets – other financial assets	60
14	Non-current assets – property, plant & equipment	61
15	Current liabilities – payables	61
16	Interest-bearing liabilities	62
17	Current liabilities – provisions	63
18	Non-current assets – deferred tax assets	64
19	Non-current liabilities – provisions	65
EQUITY
20	Contributed equity	65
21	Share-based payments	66
22	Reserves, retained profits and treasury shares	67
OTHER
23	Notes to the statements of cash flows	69
24	Financing facilities	69
25	Financial instruments	70
26	Investments in controlled entities	72
27	Contingent liabilities	74
28	Commitments for expenditure	74
29	Related party transactions	75
30	Key management personnel disclosures	76
31	Remuneration of auditors	79
32	Events occurring after the balance sheet date	79
33	Financial reporting by segment	80
	Directors’ declaration	81
	Independent audit report to the members	82
	Shareholder information	84
	Financial history	85

The financial report covers both Alumina Limited as an individual entity and the consolidated entity of Alumina Limited and its subsidiaries. The financial report is presented in Australian currency.

Alumina Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: Alumina Limited, Level 12, IBM Centre, 60 City Road, Southbank Victoria 3006.

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 2–6 and in the directors’ report on page 17, both of which are not part of this financial report.

The financial report was authorised for issue by the directors on 11 March 2009. The Company has the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial reports and other information are available at our Shareholders’ Centre on our website: www.aluminalimited.com.

AT A GLANCE

STRATEGY

To provide long-term capital growth and substantial dividends for shareholders.

RESULTS

•	Net profit $168 million

•	Underlying earnings of $241 million before $39 million write off

•	Annual dividend of 12 cents per share or 82% of 2008 profit

•	Capital Management Initiatives

•	US$350 million convertible bond attractively priced

•	A$910 million rights issue – fully subscribed

•	Return on equity based on underlying earnings 10.2%

•	Gearing reduced to 29%

Generate profitable growth for Alumina shareholders from sustainable expansion of the AWAC enterprise

•	AWAC development of the 2.6 million mtpy Juruti bauxite mine in Brazil nearing completion

•	Construction of the 2.1 million metric tonne per year (mtpy) expansion of the jointly owned Alumar alumina refinery in Brazil nearing completion

•	AWAC cash from operating activities after sustaining capital expenditure US$651 million

•	AWAC cash dividends of $356 million received

•	Decisive response to changes in market demand – curtailed 1.5 million mtpy of higher cost production

AWAC PARTNERSHIP — A GLOBAL JOINT VENTURE

Alumina Limited is a leading Australian company listed on the Australian Securities Exchange (ASX) and the New York Stock Exchange (NYSE).

We invest worldwide in bauxite mining, alumina refining and selected aluminium smelting operations through our 40 per cent ownership of Alcoa World Alumina and Chemicals (AWAC), the world’s largest alumina business.

Our partner, Alcoa, owns the remaining 60 per cent of AWAC, and is the manager. The AWAC joint venture was formed in 1994 and our partnership with Alcoa dates back to 1961.

CHAIRMAN and CHIEF EXECUTIVE OFFICER’S REPORT 2008

The deterioration in global economic and financial conditions during 2008 created substantial challenges for the resources industry. The aluminium industry experienced a year of escalating input costs and a sharp decline in metal prices in the second half of the year.

Alumina Limited achieved a positive financial result for 2008 despite market conditions. We finished the year with a strengthened balance sheet. This achievement reflects the quality of the underlying assets and flexibility of the AWAC production network and an early decision to raise capital.

AWAC implemented a number of measures to respond directly to the challenges presented by the deterioration in external market conditions in the second half of 2008. The overall focus of these measures is to conserve cash and improve margins. Production has been reduced at some of AWAC’s operations which will improve overall unit costs of production. Non essential capital expenditure, including progressing medium and longer term growth projects has been deferred in order to conserve cash. The current growth strategy has been refocused solely on the existing growth projects in Brazil, that are due for completion in 2009. When these projects start production, it is expected overall unit cash costs of production will be further reduced.

Alumina Limited and AWAC has a focus and strategy to provide substantial returns and create shareholder value over the longer term. AWAC has a resilient business founded on its portfolio of low cost assets, long-life and sustainable bauxite reserves and strong customer base and contracted sales arrangements.

The Company’s share price declined substantially during 2008 reflecting falls in world equity markets and particularly, resource equities. We believe that the Company’s recent share price does not reflect its underlying value and cash generating capacity.

2008 RESULT

Alumina Limited’s net profit after tax for 2008 was $168 million, a 62% decline compared to the previous year.

Underlying earnings after tax declined 50 per cent to $201 million.

Earnings in the first half of 2008 were negatively impacted by higher alumina production costs and a weaker US dollar, while second half earnings were eroded by sharply falling aluminium and alumina prices brought about by the global economic contraction, only partially offset by a stronger US dollar and lower input costs.

Underlying earnings are calculated by adding to reported net profit for the period an amount of $33 million (2007: (31) million) relating to the net value of non-cash items which do not reflect the year’s operations. These non-cash items relate to mark-to-market valuations of AWAC embedded derivatives in energy purchase contracts, which reflect future aluminium prices based on the forward market at the end of the period, and adjustments resulting from the actuarial assessment of the future costs of retirement benefit obligations, net of investment returns, of AWAC employee benefit plans.

Underlying earnings included a one off charge of $39 million relating to the write down of certain expenditures for preliminary activities on a potential AWAC growth project that were incurred in prior years.

During the first half of the year, alumina and aluminium prices continued to rise, partially reflecting the rising input costs of raw materials and energy. However this was more than offset by a weaker US dollar and increased AWAC production costs. In the second half of the year, prices declined rapidly as the impact of the global financial crisis resulted in a marked reduction in the demand for aluminium.

Return on equity (based on underlying earnings) of 10.2 per cent was lower than in 2007 (26 per cent), reflecting the lower underlying earnings and the significant capital investment of over US$533 million by the Company in AWAC’s growth projects. Return on equity, excluding investments in current growth projects which are not yet contributing to earnings, was 20 per cent (33 per cent). Earnings per share (based on underlying earnings) for Alumina Limited were 13 cents, down from 36 cents per share in 2007.

A first half interim dividend of 12 cents per share was paid in 2008, fully franked (2007: H1 12 cents fully franked). No final dividend was declared for 2008. The total dividend of 12 cents per share, represents a dividend payout of 82 per cent of 2008 profit. The decision not to pay a final dividend for 2008 was taken to conserve cash and is consistent with other cash conservation measures. The Board will continue to review the dividend at each half year in light of current and expected business conditions.

Cash dividends received from AWAC in 2008 were $356 million (2007: $445 million). The AWAC dividend payments represent a profit payout ratio in excess of 100 per cent. In 2008, 100 per cent of the AWAC dividends were fully franked.

Pull-quote

Alumina Limited and AWAC has a focus and strategy to provide substantial returns and create shareholder value over the longer term. AWAC has a resilient business founded on its portfolio of low cost assets, long-life and sustainable bauxite reserves and strong customer base and contracted sales arrangements.

Borrowing costs rose to $49 million in 2008 (2007: $46 million) resulting from increased borrowings to fund the investment in AWAC’s Brazil growth projects. All interest paid on the Company’s borrowings directly impact Alumina Limited current earnings, even though a significant portion in 2008 relates to the funding of assets which are not yet generating income. Alumina Limited’s corporate costs were $19 million in 2008 (2007: $14 million), increasing principally due to the cost of arranging additional financing facilities, the restructuring of corporate holdings and costs associated with the retirement of the Chief Executive Officer. Also in 2008, Alumina Limited funded the research and development of a low cost large scale carbon reduction project. Corporate costs are expected to decline significantly in 2009.

AWAC FINANCIAL PERFORMANCE

AWAC’s 2008 net profit after tax was US$592 million compared to US$953 million in 2007. AWAC’s operating cash flow for the year was US$651 million (2007: US$903 million). AWAC’s average cost of alumina production increased by US$43/tonne year on year, with the major contributors to the cost increases being the higher energy, caustic soda prices and shipping freight rates, with most of those cost increases being experienced in the first half. Combined with a weaker US dollar in the first half of 2008, these factors reduced AWAC’s operating margins. The impact of higher costs affected producers across the alumina and aluminium industries.

AWAC’s net profit declined in the second half of 2008 as the rapid downturn in the global financial markets drove down the demand and price for aluminium. This was only partially offset by a strengthening of the US dollar and lower alumina production costs. These factors combined to reduce AWAC’s operating margins in the second half of 2008.

The LME aluminium price averaged US$1.19 per pound (2007: US$1.21), a 2 per cent decrease on the corresponding period. During the year the LME aluminium price fluctuated dramatically from a high of US$1.49 per pound in July to a low of US$0.65 in December following significant downturn in customer demand, particularly in the motor vehicle and construction industries. This led to increased inventories of aluminium thereby contributing to the decline in demand and the price of aluminium.

The Australian dollar averaged US$0.85 for the year, in line with the 2007 average of US$0.84. However currency fluctuations were significant during 2008. The Australian dollar strengthened against the US dollar in the first half of 2008 to almost reach parity in July after commencing the year at US$0.88 cents then rapidly depreciated to US$0.61 cents in October before closing the year at US$0.69 cents (2007: US$0.88).

The movement in the year-end exchange rate affected the Australian dollar and Brazilian Real carrying value of US dollar assets and liabilities held by AWAC, resulting in balance sheet revaluations and an increase in Alumina Limited’s net profit by $24 million after tax.

AWAC’s alumina production was 14.4 million mtpy (2007: 14.3 million mtpy). Record annual production levels were achieved at the Wagerup, Sao Luis and San Ciprian refineries. Overall production at the Western Australia refineries was marginally higher even with the disruption of gas supply resulting from an explosion at Apache Energy’s Varanus Island facility. Total AWAC alumina production was also impacted by the curtailment of production at AWAC’s Point Comfort alumina refinery from November 2008. Aluminium margins at AWAC’s two smelters were steady in 2008. AWAC’s 2008 aluminium production was 388,000 tonnes (2007: 387,350 tonnes).

AWAC moved early in response to the deterioration in global markets. Higher cost production has been curtailed, and growth projects deferred to conserve cash and reduce costs of production. Alumina Limited’s joint venture partner in AWAC, Alcoa, announced in September and November 2008 the curtailment of a cumulative 800,000 tonnes per annum smelting capacity in the US. AWAC is responding by reducing alumina production capacity totalling 1.5 million mtpy across the higher cost refineries in its worldwide network. AWAC’s ability to vary production to meet market conditions is a positive feature of the AWAC business.

GROWTH PROJECTS

2008 was a year of substantial investment in the growth of the AWAC joint venture through expansion projects in bauxite mining and alumina refining. These are long term investments in facilities which are well placed to meet future market demand. Our investment in those AWAC growth projects will add new alumina capacity with low cash operating costs.

Construction advanced on the 2.1 million mtpy expansion of the Alumar alumina refinery (AWAC 54 per cent share) and development of the 2.6 million mtpy Juruti bauxite mine, both long-life strategic assets in Brazil. Both projects are expected to commence operations in mid 2009. Juruti is a long-term bauxite resource base with infrastructure capacity to accommodate future expansion. It supports AWAC’s strategy to own and operate high quality bauxite mining operations close to its refineries.

In July 2008, the Company advised that the estimated capital costs of AWAC’s current investment projects in Brazil had increased during the construction phase, due to the appreciation of the Brazilian currency and increased construction costs. AWAC’s share of the Alumar refinery expansion and development of the new Juruti mine, including the cost of infrastructure to support future capacity expansion, was estimated in July 2008 to be approximately US$3.7 billion. Since that time construction has continued to progress to plan, and the projects are expected to be completed within the local currency budgets totalling Brazilian Real of 6.3 billion which were the basis of the July 2008 capital cost estimates.

The recent weakening of the Brazilian Real (BRL) against the US dollar has reduced the expected final US Dollar capital cost of the projects. During November 2008 the Company transacted a series of currency options to limit the risk of cost increases should the BRL strengthen during the remaining construction period. As a result of these developments, Alumina Limited’s share of the capital cost of the projects is expected to be below US$1.4 billion. Other than these currency options, Alumina Limited has no currency hedging or commodity derivatives in place.

The AWAC growth strategy has been reviewed in light of the recent deterioration in commodity and credit markets and the immediate objective is to conserve cash. This has led to deferment of further growth projects until economic conditions improve. The current AWAC growth strategy is focused on the completion of existing projects while preserving options for medium and longer term growth. In November AWAC announced that work on the proposed expansion of the Wagerup alumina refinery in Western Australia had been suspended. The recent contraction in the aluminium market does not support the continuation of the project at this time, however the project remains one of AWAC’s best capacity expansion opportunities and will be re-examined when market conditions improve. Other non critical capital expenditure has also been suspended until market conditions improve.

CAPITAL MANAGEMENT

The Company introduced a new Dividend Reinvestment Plan (DRP) to coincide with the 2007 Final Dividend payment in March 2008. The issue of shares for the March dividend was fully underwritten. The DRP was introduced to partially fund the Company’s growth and sustaining capital projects. Underwriting of the 2008 interim dividend paid in October was suspended in light of the August 2008 Entitlement Offer.

In the first half of 2008 the Company considered the options available to diversify the Company’s funding sources, replace existing bank debt and fund Alumina’s investment in AWAC’s Brazilian growth projects. It was decided to raise US$350 million in an issue of senior, unsecured, guaranteed convertible bonds due 2013. The Bonds bear interest at 2% per annum payable semi annually and have the right to be put to the Company in May 2011 and also to convert into fully paid shares in Alumina at a conversion price of A$7.76 per share. The Company also completed in 2008 a planned bank facility refinancing programme, strengthening the balance sheet by extending the maturity of US$450 million of bank debt.

In August 2008 the Company announced a fully underwritten accelerated, pro rata entitlement offer at an Offer Price of $3.00 per share, representing a 29.1 per cent discount to the then dividend adjusted closing price of A$4.23. The purpose of the Offer was to raise funds to meet our share of the capital costs of AWAC’s growth projects in Brazil and to strengthen the Company’s balance sheet so there is sufficient capital for the requirements of the business, including increased working capital requirements. Eligible shareholders were offered the opportunity to acquire 5 new ordinary shares for every 19 existing shares. The success of the Entitlement Offer, completed on 26 September 2008 against a backdrop of a market volatility, underlines the strong support for the strategy and purpose of the Offer by both institutional and retail investors. The Offer raised approximately $910 million, $266 million via the retail component of the Offer and $644 million through the institutional component.

The equity raising in the second half of 2008 enabled the Company to invest in our share of the substantial completion of AWAC’s existing growth projects, and strengthened the balance sheet.

Alumina’s net debt was $981 million at 31 December 2008, compared with $977 million at the beginning of 2008. Cash held at 31 December 2008 was $67 million. Undrawn committed facilities as at 31 December 2008 were $1,091 million. US$304 million of these facilities were due to mature during 2009, and the Company entered into agreements in February 2009 for the extension of US$229 million of these maturing facilities, the majority until July 2012.

The Company has US$520 million of bank facilities expiring in 2010 and will be seeking to renew those facilities during the course of 2009.

AWAC had minimal net debt at year end 2008.

GOVERNANCE AND SUSTAINABILITY

Alumina Limited continues to focus on its Corporate Governance methodology and behaviour, not merely to meet compliance and regulatory obligations but to minimize risk and contribute to creation of shareholder value.

In 2008, Alumina Limited’s corporate governance practices were reviewed by the worldwide corporate governance rating agency, GovernanceMetrics International and were assessed as 9.5 on a maximum scale of 10. Australian companies on average rated 7.2.

During the year the Company’s Risk Management Framework was further enhanced and approved by the Board. The Framework provides explicit strategies and actions for the Company to take to manage identified risks and also allocate responsibility for the execution of specific risk mitigation actions and for reviewing the adequacy of risk response and assessment.

Alumina Limited’s annual results are reported on the basis of Australian equivalents to International Financial Reporting Standards (A-IFRS). The Company also reports its underlying earnings, in addition to net profit, as Directors believe this provides a better understanding of the Company’s performance.

Alumina Limited is listed on both the Australian Securities Exchange (ASX) and the New York Stock Exchange (NYSE) and is therefore subject to their respective Listing Rules and the applicable regulatory rules in each jurisdiction. As a foreign listed company in the USA, Alumina Limited is required to adhere to governance rules of the Sarbanes-Oxley Act (SOX) as they apply to foreign companies. A SOX audit was conducted during the year to assess Alumina’s system of internal controls and the auditors issued an unqualified audit opinion. Alumina also complies with the Principles of Good Corporate Governance published by the ASX Corporate Governance Council and in relation to the NYSE Rules, differences in practices are detailed on Alumina’s website. A detailed Corporate Governance Statement is contained in the 2008 Full Financial Report.

Alumina Limited’s commitment to sustainable development is formalised in its Sustainability Policy, which is available on our website www.aluminalimited.com

Alcoa, as manager of the AWAC operations has the primary responsibility for developing and implementing a sustainable business framework for AWAC’s worldwide operations. Alcoa’s commitment to sustainability is supported by a range of business systems and operational processes which integrate sustainability into all aspects of AWAC’s business. Alcoa’s commitment to sustainability is acknowledged globally and Alcoa Inc was recognized in the 2008 list of world’s top 100 most sustainable corporations in the world.

We recognise that the risk of significant climate change is an issue of vital importance requiring action. The Company is reviewing the Government’s Carbon Pollution Reduction Scheme (CPRS) White Paper. The White Paper has important and sensible initiatives, including recognition of the challenges the scheme presents for emissions intensive trade exposed industries (EITEs). However we consider that in the current economic environment, the introduction of the CPRS should be delayed. We published a response to the Green Paper in 2008 and a copy of it is available for shareholders upon request.

Climate change is one of the most important sustainability issues for the global aluminium industry. AWAC, through Alcoa has adopted as business goals the reduction of carbon emissions, the optimisation of water management practices, rehabilitation of the environment and social responsibility.

OUTLOOK

The market outlook for the aluminium industry changed significantly in the second half of 2008 as the full impact of the global financial crisis began to take effect. In the second half of 2008, end user demand for aluminium dropped in major economies as the financial crisis negatively impacted key aluminium consuming industries such as construction, automotive and other manufacturing industries. As a result LME inventories rose as demand weakened, the surplus of metal placing downward pressure on the aluminium price. The destocking by customers of the aluminium industry in 2008 has also reduced demand.

The deterioration in the aluminium price has forced high cost marginal producers to curtail production and the prospect of low demand in 2009 is expected to cause further production cuts. In response to oversupply, slowing demand and pricing pressure, curtailments of approximately 14% of world wide smelting capacity were announced by January 2009. A number of high cost alumina producers have cut production in the face of lower alumina prices with major Chinese producer Chalco announcing a 38 per cent cut in its alumina refining capacity. Notwithstanding production cutbacks, LME aluminium stocks continued to increase in early 2009.

Aluminium consumption in 2008 was 3 per cent lower compared to 10 per cent growth in 2007. Consumer markets in the US and Europe contracted rapidly in the fourth quarter of 2008 and China, the world’s largest consumer of aluminium, also experienced a second half slowing in demand with full year growth averaging approximately 9 per cent compared to a rise of 36 per cent in 2007.

Although the near-term outlook for the aluminium and alumina markets is for a decline in demand in 2009, longer-term expectations are for the market to return to growth.

AWAC’s alumina production has been reduced across the global refining system in early 2009 by a total of 1.5 million mtpy in response to market conditions. The Alumar refinery, on schedule for completion in mid 2009, will add to low cash alumina production capacity. AWAC will continue to monitor demand and optimise its global production to match demand, reduce production costs and conserve cash. AWAC’s alumina production costs in 2009 are expected to reduce by more than US$50 per tonne, due to energy price declines and a stronger USD. The linkage of AWAC’s long term alumina sales contracts to the LME aluminium price during 2009 is expected to increase due to the expiry of certain long term sales contracts, and the impact of a lower LME aluminium price on the mix of sales contracts.

The sensitivity for Alumina Limited’s 2009 underlying earnings to a US 1 cent movement in the aluminium metal price is expected to be approximately A$13 million, based on 2008 underlying earnings and 2008 average LME and A$/US$ exchange rates. The sensitivity to the A$/US$ exchange rate is A$7 million for each 1 cent movement. These sensitivities exclude any impact of accounting for embedded derivatives and employee benefit plans and year-end balance sheet revaluations of foreign currency, assets and liabilities.

Most major western economies and also China have eased monetary policy and introduced economic stimulus packages to boost consumer spending and demand for manufactured goods and the housing and construction and infrastructure sectors. In the longer term, the global trend of urbanization, particularly in developing countries, is expected to drive demand for aluminium.

Resilience is about being able to recover quickly and effectively from challenging circumstances. Although the aluminium and alumina market conditions and the outlook have weakened, AWAC has a world class network of low-cost refineries and leading market position. Commodity businesses are cyclical in nature and AWAC is well placed to benefit from a future market upturn. AWAC’s expansion of it’s Alumar alumina refinery and greenfield Juruti bauxite mine Brazil, both due for completion in mid 2009, will contribute to further decreasing AWAC operating cash costs.

When sustained growth returns in the aluminium and alumina markets, AWAC has world class brownfield expansion opportunities and additional existing greenfield growth options to develop. AWAC has attractive cash operating costs, long life quality bauxite resources and long term supply contracts.

The Company’s Chief Executive Officer, John Marlay, retired from the Company in July 2008. The Board thanks Mr Marlay for his contribution in establishing Alumina Limited and managing its interest in the AWAC joint venture.

We thank the Company’s employees for their valued contribution and results they have achieved. Directors and management will continue to work to achieve sustainable long term value for shareholders.

John Bevan
Chief Executive Officer

Donald M Morley
Chairman

CORPORATE GOVERNANCE

Alumina Limited’s corporate governance principles and actions are designed to promote corporate fairness, transparency and accountability and ultimately creation of shareholder value. Alumina’s corporate governance principles are developed from a fundamental set of values that define our Code of Conduct and drive our behaviours and activities. We believe that a strong value focused governance regime over time generates confidence and sustainable corporate and economic performance.

Alumina Limited’s corporate governance structure and practices are reviewed regularly by local and international corporate governance rating agencies. In 2008 GovernanceMetrics International, a leading global corporate governance rating agency that rates in excess of 4,000 major corporations globally, rated Alumina Limited as 9.5 out of 10, compared to an overall Australian company (108 companies) average of 7.2.

Alumina Limited meets each of the requirements of the Australian Securities Exchange Corporate Governance Council’s Corporate Governance Principles and Recommendations (Second Edition).

THE ROLE OF ALUMINA LIMITED’S BOARD OF DIRECTORS

The primary focus of Alumina Limited’s Board of Directors is representing shareholder interests in the ongoing management, guidance and success of the Company. The Board in discharging its responsibilities and aims to create sustainable shareholder value through strategic goal setting, establishing resources and ensuring its management processes are effective. The Board defines the roles and responsibility of management thereby establishing a structure of accountability and delegates the day to day management of the Company to the Chief Executive Officer and the executive team.

The primary roles of the Board are to:

•	appoint the Chief Executive Officer, and monitor the performance of the Chief Executive Officer and senior executives

•	monitor and optimise business performance

•	formulate Alumina Limited’s strategic direction and monitor its execution

•	protect the interests of shareholders

•	approve Alumina Limited’s external financial reporting.

The role, duties and responsibilities of the Board, and delegation of authority to senior executives, are defined in the Board Charter, which is available on our website www.aluminalimited.com

BOARD MEMBERSHIP

The Board consists of four non-executive Directors including the Chairman, and an executive Director – the Chief Executive Officer, Mr John Bevan.

Alumina Limited’s Constitution requires that one-third of the Directors (excluding the Chief Executive Officer) must retire and are eligible for re-election by members at each Annual General Meeting (AGM) of Alumina Limited. Any retiring Director seeking re-election is subject to an appraisal and recommendation by the Nomination Committee whether to support the Director’s re-election. The Board reviews the Nomination Committee recommendation in determining whether to recommend that shareholders vote in favour of the re-election. Mr Morley is the non-executive director standing for re-election at the 2009 AGM.

Mr Bevan, who replaced Mr Marlay as Chief Executive Officer, was appointed a Director of the Company on 16 June 2008 and in accordance with the Company’s Constitution will stand for election at the 2009 AGM. Non-executive Directors must retire after nine years of continuous service, unless requested to continue by the Board. Mr Rayner retired as a Director of the Company on 1 May 2008.

A brief biography of each Alumina Limited director is available on pages 16–17 of this report.

The period for which each of the directors has held office is set out in the biographies.

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Alumina Limited’s key objective is to provide shareholders with substantial returns through the creation of long-term sustainable value. To enable us to achieve that goal, we have implemented a corporate governance framework founded on a core set of values that reflect best practice standards. All directors, management and staff have adopted these values.

BOARD SUCCESSION PLANNING AND DIRECTOR APPOINTMENT

The Nomination Committee regularly reviews the size and composition of the Board and whether its members possess the necessary competencies and expertise for the role. The Nomination Committee is also responsible for the Board’s succession planning and, as necessary, nominating to the Board candidates to fill any vacancy on the Board. The procedure for selection and appointment is detailed in the Nomination Committee Charter annexure, available on the Company website.

DIRECTOR INDEPENDENCE

The Board believes that impartial decision making is key to sound corporate governance and that it is essential directors are free of any relationship or interest that could compromise their independence. However, it also recognises the importance of attracting and retaining Directors who have an appropriate mix of skills and expertise to provide effective corporate leadership.

Directors are deemed to be independent if they are independent of management and have no material business or other relationship with the Alumina Limited Group that could materially impede their objectivity or the exercise of independent judgement, or materially influence their ability to act in the best interests of the Group.

The Board assesses director independence on an annual basis, or more frequently if warranted, depending on disclosures from individual directors.

In assessing the independence of directors the following guidelines are used:

•	any existing relationships with the Alumina Limited Group, including professional affiliations and contractual arrangements, whether directly or indirectly with the Director

•	any past relationships with the Alumina Limited Group, either direct or indirect

•	materiality thresholds

•	the definitions of independence embodied in Australian and US corporate governance standards.

In forming a decision on director Independence, Alumina Limited’s guidance for materiality thresholds includes:

•	the value of a contractual relationship is the greater of $250,000 or 2 per cent of the other company’s consolidated gross revenues

•

in relation to a principal of or employee of a present or former material professional adviser or consultant of the Company within the previous three years, the greater of $250,000 or 2 per cent of the professional adviser’s or consultant’s gross revenues, or

•

for an employee or any family member currently employed as an executive officer by another company that makes payments to or receives payments from the Alumina Limited Group for property or services in an amount that exceeds, in any single fiscal year, the greater of $250,000 or 2 per cent of the other company’s consolidated gross revenues.

The Board has concluded that all non-executive Directors are independent. In reaching this conclusion the Board has considered the following relationships and associations:

•

Mr Morley held an executive position with WMC Limited until October 2002. The Board has concluded that his previous position does not result in him taking into account any interests other than those of the Company in acting as Director and Chairman.

•	Mr Hay was until 2005 a partner of the legal firm Freehills, a provider of services to the company up to 2007. The Board reviewed the Company’s past association with Freehills and concluded that the past association, which was below our materiality threshold of $250,000 or 2 per cent of Freehills’ consolidated revenue, does not materially prejudice Mr Hay’s independence.

•

Mr Pizzey holds approximately 430,000 options to acquire shares in Alcoa Inc over a 4 year period and was, until December 2003, Group President of the Alcoa World Alumina & Chemicals joint venture. The Board reviewed the terms applicable to the Alcoa Inc options and Mr Pizzey’s previous employment with Alcoa Inc and AWAC and concluded that, whilst it is possible in certain limited circumstances Mr Pizzey’s Alcoa Inc options could constitute a material personal interest, neither those options nor Mr Pizzey’s previous employment with Alcoa Inc and AWAC materially impede his objectivity, exercise of independent judgment and ability to act in the best interests of the Company. Mr Pizzey’s employment with Alcoa Inc ceased in December 2003, over five years ago, and his role as non executive director does not involve him in reviewing actions which he had taken previously as an executive of Alcoa Inc.

•	Mr Rayner and Mr McNeilly do not have any previous association with the Company or any other relationships that are relevant to their independence.

•	Mr Bevan is not considered independent due to his executive responsibilities.

For further information on materiality thresholds and director independence, please refer to our Director Independence Policy, available on our website.

DIRECTORS’ AND EXECUTIVES’ REMUNERATION

Details of the remuneration policies and practices of Alumina Limited are set out in the Remuneration Report on pages 19–34 of this report. Shareholders will have the opportunity to vote on a non-binding resolution to adopt the Remuneration Report at the 2009 AGM.

DIRECTORS’ SHARE OWNERSHIP

Non-executive Directors are required each year to buy shares in Alumina Limited equivalent to a minimum value of 10 per cent of their annual fees. They are also required to hold shares equal to, or greater than, one year’s annual fees by the expiry of their first term as a Director. Details of the non-executive Director share acquisition policy and number of shares held by each non-executive Director are disclosed on page 27 and 32 of the Remuneration Report.

CHIEF EXECUTIVE OFFICER

The Chief Executive Officer, Alumina Limited’s most senior employee, is selected by the Board and is subject to bi-annual performance reviews by the non-executive Directors. The Chief Executive Officer recommends policy, strategic direction and business plans for Board approval and is responsible for managing Alumina Limited’s day-to-day activities.

BOARD MEETINGS

Alumina Limited’s full Board held 10 scheduled meetings during 2008. In addition five Board meetings were called to deal with matters relating to the Convertible Bond issue and the Entitlement Offer. Two ad hoc Board committee meetings were convened to consider specific matters.

Non-executive Directors conduct meetings from time to time without the presence of executives. The Chairman, Mr Morley, chairs these meetings. To enable interested parties to make any concern known to non-executive Directors, the General Counsel/Company Secretary, Mr Foster, acts as an agent for the non-executive Directors. Procedures for the handling of all direct communications for non-executive Directors are detailed on our website.

Each year the Board devotes a meeting to review Alumina Limited’s strategic plan and approve the strategic direction of the Company.

Directors’ attendance at Board and Committee meetings is detailed on page 12 of this report.

DIRECTOR EDUCATION

The Directors are briefed on corporate and regulatory changes by receiving regular updates relating to corporate governance, accounting standards and relevant industry matters.

They also receive briefings on the aluminium and alumina industry by independent technical experts. This is supplemented by visits to operating sites for business reviews and by presentations to the Board from AWAC executives. An induction program is available for new non-executive Directors.

BOARD COMMITTEES AND MEMBERSHIP

Each committee functions under a specific charter and consists solely of the Board’s four non-executive Directors. Committee membership and the record of attendance are detailed in the table on page 12. The Chairman of the Board, Mr Don Morley, does not chair any of the Board Committees.

AUDIT COMMITTEE

The Audit Committee’s role is to assist the Board to fulfill its responsibilities for Alumina Limited’s accounts and external reporting. This is achieved by ensuring that appropriate processes are in place to support the Board in fulfilling its responsibilities including in relation to:

•	reporting of financial information to users of financial reports

•	application of accounting policies

•	financial management

•	internal financial control systems, including internal audit

•	independent auditor qualifications, independence and performance.

The Audit Committee also has responsibility for managing the relationship with the external auditor including their appointment and compensation and agreeing the scope and monitoring the performance and effectiveness of the annual internal and external audit plans. It also reviews, at least annually, the assessment of business risks for Alumina Limited, the strategies in place for managing key risks, and to determine whether there is appropriate coverage in the internal audit plans. The Committee also reviews other issues as requested by the Board or the Chief Executive Officer. The Audit Committee met 10 times during 2008 and considered matters such as the appropriateness of accounting policies, compliance with accounting and regulatory standards and policies, disclosure procedures, controls and risk management and adoption of the financial reports.

For further information on the scope and responsibilities of the Audit Committee in relation to the external audit function, refer to our website.

COMPENSATION COMMITTEE

The Compensation Committee oversees Alumina Limited’s remuneration and compensation strategies and plans, policies and practices on behalf of the Board and shareholders to ensure that:

•	shareholder and employee interests are aligned

•	Alumina Limited is able to attract, develop and retain talented employees

•	the integrity of Alumina Limited’s reward program is maintained.

To ensure that the review of remuneration practices and strategies on which decision making is based is objective and well founded, the committee engages external remuneration consultants.

The Compensation Committee met 8 times during 2008.

NOMINATION COMMITTEE

The Nomination Committee assists the Board in fulfilling its responsibilities to shareholders with regard to:

•	identifying the necessary and desirable competencies of Board members

•	regularly assessing competencies necessary to be represented by Board members

•	the selection and appointment process for Directors

•	regularly reviewing the size and composition of the Board, including succession plans

•	determining which non-executive Directors are to retire in accordance with the provisions of Alumina Limited’s constitution.

To ensure that the Board has an appropriate mix of skills and experience, the Nomination Committee will consider individuals for Board membership who have demonstrated high levels of integrity and performance in improving shareholder returns, and who can apply such skills and experience to the benefit of the Company.

The Nomination Committee met twice during 2008.

BOARD, SENIOR EXECUTIVE AND BOARD COMMITTEE PERFORMANCE EVALUATION

The Board undertakes annual evaluations of both the collective performance of the Board and performance of individual members. Annual performance evaluations are also conducted for each Board committee. In 2008, the Directors conducted a self-assessment process involving the completion and evaluation of detailed questionnaires covering knowledge, satisfaction, reporting and performance in relation to relevant business, management and governance matters. The results were collated and analysed by the Board on a topic-by-topic basis. Initiatives to improve issues identified in the performance evaluation are discussed and approved. The Chairman of the Board reviews each Director’s individual performance annually, and that of the Chief Executive Officer semi-annually. The Chairman of the Nomination Committee reviews, with other Directors, the Chairman’s performance. The Chief Executive Officer undertakes a semi-annual review of the performance of each Senior Executive against individual tasks and objectives. Performance evaluations of the Board, its committees, the individual Directors and key executives, were undertaken in accordance with the processes described above in 2008. Further information about those processes can be obtained from our website.

DIRECTORS’ ACCESS TO INDEPENDENT ADVICE

The Directors may be required to evaluate and make decisions about matters that require technical or specialised knowledge, or perspective independent of management. In these circumstances the Board collectively, as well as each Director individually, has the right to seek independent professional advice. Any expenses incurred by Directors who exercise this right will be met by Alumina Limited, provided that prior approval by the Chairman or the Board to obtain such advice has been given.

PROMOTING ETHICAL CONDUCT AND BEHAVIOUR

Alumina Limited has adopted a Code of Conduct that is applicable to all Directors, officers and employees. The Code of Conduct was developed by aligning the Company’s agreed core values with best practice corporate governance models. The Code of Conduct sets parameters for ethical behaviour and business practices for directors, employees and contractors. The Code of Conduct is reviewed regularly to ensure it is relevant and accurately reflects best practice principles.

Alumina Limited’s Code of Conduct and more information about Alumina Limited’s values are available on our website.

COMPANY SECRETARY

Mr Stephen Foster is the Company Secretary/General Counsel. A profile of Mr Foster’s qualifications and experience is set out on page 12. The role of Company Secretary/General Counsel in Alumina Limited includes:

•	providing legal advice to the Board and management as required

•	advising the Board on corporate governance principles

•	management of the legal and secretariat functions

•	generally attending all Board meetings and preparing the minutes

•	managing compliance with regulatory requirements

•	company disclosures.

The position of Company Secretary/General Counsel is ratified by the Board.

CORPORATE REPORTING AND RISK MANAGEMENT

The Chief Executive Officer and the Chief Financial Officer have made the following certifications to the Board:

•

Alumina Limited’s financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of Alumina Limited and the Alumina Limited Group, and are in accordance with relevant accounting standards.

•

The above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board, and ensures that the Company’s risk management and internal compliance and control is operating efficiently and effectively in all material respects.

The Board also received a report from management attesting to the effectiveness of the Company’s management of its material business risks.

SHARE TRADING POLICY

Alumina Limited has a policy on the trading of its shares by its Directors and employees. The Board believes it is in the interests of all shareholders for Directors and employees to own shares of the Company, and so encourages shareholding subject to prudent controls and guidelines on share trading. The policy prohibits Directors and employees from engaging in short-term trading of any Alumina Limited securities, buying or selling Alumina Limited shares if they possess unpublished, price-sensitive information, trading in derivative products over the Company’s securities or entering into transactions in products which limit the economic risk of their security holdings in the Company.

In addition, Directors and senior management must not buy or sell Alumina Limited shares in the period between the end of the half or full financial year and the release of the results for the relevant period. Directors and senior management must also receive approval from the Chairman, Chief Executive Officer or Company Secretary before buying or selling Company shares.

A copy of Alumina Limited’s Share Trading Policy can be found in the corporate governance section of our website.

DISCLOSURE POLICY

Alumina Limited is committed to providing best practice continuous disclosure and has comprehensive policies and procedures designed to ensure compliance with the continuous and periodic disclosure obligations under the Corporations Act and the ASX Listing Rules and to ensure accountability at a senior executive level for that compliance. Responsibility for meeting ASX disclosure requirements rests primarily with the Company Secretary. Training is conducted annually with all staff to ensure they understand the Company’s obligations, and their role in fulfilling them, under the continuous disclosure provisions. A review of continuous disclosure matters, if any, is conducted at each Board meeting. Alumina Limited’s Continuous Disclosure Policy is available on our website.

CONFLICTS OF INTEREST

The Board recognises that its ability to make impartial decisions would be jeopardised by any conflicting interests. Each Director has an ongoing responsibility to disclose to the Board details of transactions or interests, actual or potential, that may create a conflict of interest. Alumina Limited’s Constitution expressly forbids a director voting on a matter in which they have a direct or indirect material personal interest as defined in Section 195 of the Corporations Act 2001.

AUDIT GOVERNANCE

External Audit

PricewaterhouseCoopers is Alumina Limited’s external audit services provider. The external auditor reports to Alumina Limited’s Audit Committee, which is responsible for agreeing the scope of the work performed by the auditor and monitoring its progress against plan.

All reports issued by the auditor to the Committee are prepared in accordance with Australian Accounting Standards. In accordance with the applicable provisions of the Corporations Act 2001, the external auditor provides an annual declaration of its independence to the Audit Committee. Alumina’s External Auditor Selection and Rotation Policy require that the lead Partner involved in the external audit of the company should not remain beyond 5 years. The term of the current partner expires in 2012.

Further information on the relationship with the external auditor is covered in the Audit Committee Charter which is available on our website.

NON-AUDIT SERVICES

Alumina Limited and PricewaterhouseCoopers have adopted the following policy in relation to any work undertaken by PricewaterhouseCoopers that does not directly relate to the audit of the Company’s Australian or US statutory accounts:

•

PricewaterhouseCoopers’ services which have fees of up to $100,000 require the prior approval of the Audit Committee Chairman. Such approval shall include the scope of the services and the approximate amount of fees, and shall be reported to the next Audit Committee meeting;

•	For PricewaterhouseCoopers’ services of more than $100,000 and less than $250,000, the provision of such services requires the prior approval of the Audit Committee;

•

For PricewaterhouseCoopers’ services of more than $250,000, the proposed services are to be put to competitive tender with the requirement for Chief Financial Officer, Chief Executive Officer and Audit Committee Chairman’s approval of the inclusion of PricewaterhouseCoopers in the tender list. The awarding of a contract, following a competitive tender, to PricewaterhouseCoopers for the provision of these services also requires the prior approval of the Audit Committee.

Details of non-audit services are described in the Directors’ Report on page 18.

ATTENDANCE AT THE ANNUAL GENERAL MEETING

The partner representing the external auditor attends Alumina Limited’s AGM and is available at the meeting to respond to shareholder questions relating to content and conduct of the audit and accounting policies adopted by the Company in relation to preparation of the financial statements. Written questions for the auditor will be accepted by Alumina Limited up to five days before the AGM.

INTERNAL AUDIT

Alumina Limited contracts the services of independent accounting firm KPMG for the provision of the internal audit function. It is the internal auditor’s role to provide assurance that an effective risk management and control framework exists, and to report their findings to the Audit Committee. The Audit Committee approves the annual internal audit plan and reviews reports on internal audit findings at least annually.

MANAGING BUSINESS RISK

Alumina Limited’s Risk Management Policy sets out its policies and procedures for covering risks such as those relating to markets, credit, price, operating, safety, health, environment, financial reporting and internal control. The Risk Management Policy has been adopted by the Board. Alumina Limited is exposed to risks, both indirectly through its investment in AWAC, and directly as a separately listed public company.

Alcoa, as manager of AWAC, has direct responsibility for managing the risks associated with the AWAC business. Alumina Limited is subject to those risks and Alcoa utilises its policies and management systems to identify, manage and mitigate those risks. Alumina Limited reviews the management and mitigation of AWAC risks through its participation on the AWAC Strategic Council and the boards of the key operating entities within AWAC.

Alumina Limited uses internal controls as well as risk management policies that are appropriate to its risks as an independent corporate entity. Alumina Limited has developed a Risk Management Framework that profiles a range of material business risks, both financial and non-financial in nature, which are potentially significant for the current operation and profitability and/or long term value of the Company. Each material business risk identified has an explicit risk strategy and system of internal controls.

Alumina Limited’s most significant commercial risk exposures are to AUD/USD exchange rate, aluminium price, operating costs, liquidity risk and capital expenditures.

Alumina Limited’s Board has received a report from management as to the effectiveness of Alumina’s Limited’s management of its material business risks, and assurance from the Chief Executive Officer and Chief Financial Officer that the declaration provided in accordance with section 295A of the Corporations Act (refer to Corporate Reporting on page 10) is founded on a sound system of risk management and internal control, and that the system is operating effectively in all material respects in relation to financial reporting risks.

Alumina Limited’s Risk Management Policy and controls are covered in more detail in the Governance section of our website.

EXCHANGE RATE AND ALUMINIUM PRICE RISK

AWAC’s operations are well placed on the global cost curve. AWAC’s revenues are underpinned by medium and long-term sales contracts with high quality industry participants with which, in most cases, AWAC has longstanding relationships.

Given this underlying business position, shareholders’ interests are best served by Alumina Limited and AWAC remaining exposed to aluminium price and exchange rate risk, and generally not seeking to manage that risk through the use of derivative instruments.

When managing interest rate risk, we seek to reduce the adverse effect of variations in the overall cost of funds. We maintain a preference for floating interest rate exposure, as global interest rates are generally positively correlated with AWAC’s selling prices.

WHISTLEBLOWING

Alumina has a Whistleblower Policy that encourages, and offers protection for staff to report, in good faith, any behaviour, practice or activity that they have reasonable grounds to believe involves:

•	unethical or improper conduct

•	financial malpractice, impropriety or fraud

•	contravention or suspected contravention of legal or regulatory provisions

•	auditing non-disclosure or manipulation of the internal or external audit process.

A copy of the Whistleblower Policy can be found on our website.

DONATIONS

Alumina Limited makes donations each year to non-profit and charitable organisations in the areas of health, education, welfare and the arts. The Company does not make donations to political parties.

SENIOR MANAGEMENT

Alumina Limited is managed by an experienced management team focusing on maximising returns and growing the Company, ensuring our shareholders benefit fully from Alumina Limited’s interest in the AWAC joint venture, and providing our shareholders with consistent returns. The Alumina Limited executive management team comprises:

JOHN BEVAN BCom Chief Executive Officer

John Bevan has responsibility for the overall management of Alumina Limited in accordance with the strategy, policies and business processes adopted by the Board. He has had a long career with the BOC Group Plc including a variety of management roles in Australia, Korea, Thailand and the UK before becoming chief executive of Asia in 2000. He was a director of BOC Plc in London from 2003–2007. Mr Bevan has strong commercial and operational experience gained through operating in joint ventures in many parts of the world, particularly Asia.

JUDITH DOWNES BA(Hons), Dip Ed, Grad Dip Accounting, FCPA Chief Financial Officer

Judith Downes joined Alumina Limited in January 2009 as Chief Financial Officer. She is responsible for finance, accounting, treasury, investor relations and taxation. Ms Downes is also an alternate director for Mr Pizzey. Ms Downes has extensive financial experience gained during her career at Australia and New Zealand Banking Group Limited, and prior to that in public accounting. She is a member of the Standards Advisory Council of the International Accounting Standards Board and a past director of ING Australia.

STEPHEN FOSTER BCom LLB(Hons) GDipAppFin (Sec Inst) GradDip CSP ACIS General Counsel & Company Secretary

Stephen Foster is responsible for legal, company secretarial, shareholder services, insurance and human resources. Mr Foster has a wide range of legal and commercial experience gained over 25 years, at Village Roadshow, WMC Limited, and the legal firm of Arthur Robinson & Hedderwicks (now Allens Arthur Robinson).

The following executives have retired:

JOHN MARLAY BSc FAICD Former Chief Executive Officer

John Marlay was formerly responsible for the overall management of Alumina Limited in accordance with the strategy, policies and business processes adopted by the Board. He was appointed as a non-executive director of Incitec Pivot Limited in December 2006. Mr Marlay resigned as Chief Executive Officer and director on 16 June 2008.

KEN DEAN BCom (Hons) FCPA MAICD Former Chief Financial Officer

Ken Dean was formerly responsible for finance, accounting, treasury, investor relations and tax. He has extensive financial and resource sector experience gained from a 30-year career with Shell, both in Australia and overseas. Mr Dean is also a non-executive director of Santos Ltd. During 2008 Mr Dean was an alternate director for Mr Rayner and Mr Pizzey. Mr Dean retired as Chief Financial Officer on 12 January 2009 and as an alternate director for Mr Pizzey on 29 January 2009.

Alumina Limited Directors’ Attendance At Meetings January to December 2008

	Board Meeting		AD HOC Board Committee meetings		Audit Committee meetings		Compensation Committee meetings		Nomination Committee meetings
Directors	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
P A F Hay	15	14	—	—	10	8	8	7	2	2
R J McNeilly	15	14	—	—	10	9	8	8	2	2
D M Morley	15	15	1	1	10	10	8	8	2	2
M R Rayner****	5	5	—	—	4	4	2	2	1	1
G J Pizzey	15	15	—	—	10	10	8	7	2	2
J Bevan**	9	9	—	—	—	—	—	—	—	—
J Marlay***	6	6	2	2	—	—	—	—	—	—
K A Dean*	—	—	2	2	—	—	—	—	—	—

*	Mr Dean was an alternate director for Mr Rayner and Mr Pizzey during 2008.
**	Mr Bevan was appointed an executive director on 16 June 2008
***	Mr Marlay resigned as executive director on 16 June 2008
****	Mr Rayner resigned as a non-executive director on 1 May 2008

SHAREHOLDERS

Alumina Limited has approximately 83,000 shareholders, with the 20 largest holding 57.4 per cent of the approximately 1.459 billion shares on issue. Approximately 95 per cent of all registered shareholders have registered addresses in Australia. A more detailed analysis of our shareholders is available in the full financial report, available on request, or on our website. Alumina Limited’s shares are listed on the Australian Securities Exchange (ASX) and New York Stock Exchange (NYSE).

The level of beneficial ownership of the Company’s shares by US persons is approximately 25 per cent. No single beneficial holder holds in excess of 10 per cent.

SHAREHOLDER COMMUNICATION

Effective and timely communication with Alumina Limited shareholders and the market is a critical objective of the Company. We also recognise that communication is two-way.

Alumina Limited uses internet-based information systems to provide efficient communication with shareholders and the investment community. Examples include posting Company announcements on our website (usually within one hour of lodgement with the ASX), and webcasting financial presentations and briefings. Shareholders may elect to receive all Company reports and correspondence by mail or email.

In 2004, Alumina Limited became a member of eTree, an incentive scheme to encourage shareholders of Australian companies to receive their shareholder communications electronically. For every shareholder who registers their email address via eTree, Alumina Limited donates $2 to Landcare Australia to support reforestation projects.

We are interested in shareholder questions and feedback which can be directed to the Company either through the mail or via the feedback facility available on our website.

For further information on shareholder communications, including our Continuous Disclosure Policy, refer to the Shareholder Communication Strategy located in the Governance section of our website.

COMPARISON OF CORPORATE GOVERNANCE PRACTICES WITH THE NYSE LISTING RULES

Alumina Limited shares trade in the form of American Depositary Receipts (ADRs) on the NYSE and, qualifying as a non-US issuer, Alumina Limited is allowed to follow home-country practice in lieu of the NYSE Listing Rules. However, the Company is required to meet NYSE rules on Audit Committee requirements and to disclose any significant way in which Alumina Limited’s corporate governance practices differ from those followed by US companies under the NYSE listing rules.

More detail about the ways in which Alumina Limited’s corporate governance practices differ from those stipulated by the NYSE listing rules can be found in the Governance section of our website.

SHARE ENQUIRIES

Investors seeking information about their Alumina Limited shareholding or dividends should contact:

Computershare Investor Services Pty Limited

GPO Box 2975

Melbourne, Victoria 3001 Australia

Telephone

1300 556 050 (for callers within Australia)

+61 (0) 3 9415 4027 (for international callers)

Facsimile

(03) 9473 2500 (for callers within Australia)

+61 (0) 3 9473 2500 (for international callers)

Email web.queries@computershare.com.au

Please note, when seeking information, shareholders will be required to provide their Shareholder Reference Number or Holder Identification Number, which is recorded on their shareholding statements.

AMERICAN DEPOSITARY RECEIPTS

Alumina Limited shares are traded on the NYSE as ADRs.

This facility enables American investors to conveniently hold and trade Alumina Limited securities. Each ADR represents four Alumina Limited shares. Investors seeking information about Alumina Limited’s ADRs should contact our depositary, The Bank of New York Mellon:

The Bank of New York Mellon

Issuer Services

PO Box 11258

Church Street Station

New York, NY 10286-1258

Toll free number

(for callers within the USA) 1-888-BNY-ADRs

Telephone (for non-US callers):+1 (212) 815 3700

Website www.stockbny.com

Email shareowners@bankofny.com

COMPARISON TO ASX CORPORATE GOVERNANCE COUNCIL’S CORPORATE GOVERNANCE PRINCIPLES AND RECOMMENDATIONS (2ND EDITION)

Recommendation		Compliance	Reference
Principle 1	Lay solid foundations for management and oversight

1.1	Companies should establish the functions reserved to the board and those delegated to senior executives and disclose those functions.	Comply	Page 7

1.2	Companies should disclose the process for evaluating the performance of senior executives.	Comply	Page 9

1.3	Companies should provide the information indicated in the Guide to reporting on Principle 1.	Comply	n/a

Principle 2	Structure the board to add value

2.1	A majority of the board should be independent directors.	Comply	Page 8

2.2	The Chairman should be an independent director.	Comply	Page 8

2.3	The roles of Chairman and Chief Executive Officer should not be exercised by the same individual.	Comply	Page 8

2.4	The board should establish a nomination committee.	Comply	Page 9

2.5	Companies should disclose the process for evaluating the performance of the board, its committees and individual directors.	Comply	Page 9

2.6	Companies should provide the information indicated in the Guide to reporting on Principle 2.	Comply	n/a

Principle 3	Promote ethical and responsible decision-making

3.1	Companies should establish a code of conduct and disclose the code or a summary of the code as to:

	• the practices necessary to maintain confidence in the company’s integrity;	Comply	Page 10

	• the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders;	Comply	Page 10

	• the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	Comply	Page 10

3.2	Companies should establish a policy concerning trading in company securities by directors, senior executives and employees, and disclose the policy or a summary of the policy.	Comply	Page 10

3.3	Companies should provide the information indicated in the Guide to reporting on Principle 3.	Comply	n/a

Principle 4	Safeguard integrity in financial reporting

4.1	The board should establish an audit committee.	Comply	Page 9

4.3

The audit committee should be structured so that it:

•        consists only of non-executive directors

•        consists of a majority of independent directors

•        is chaired by an independent chair, who is not Chairman of the board

•        has at least three members.

		Comply	Page 9

4.4	The audit committee should have a formal charter.	Comply	Page 9

4.5	Companies should provide the information indicated in the Guide to reporting on Principle 4.	Comply	n/a

Principle 5	Make timely and balanced disclosure

5.1	Companies should establish the functions reserved to the board and those delegated to senior executives and disclose those functions.	Comply	Page 7

5.2	Companies should provide the information indicated in the Guide to reporting on Principle 5.	Comply	n/a

Principle 6	Respect the rights of shareholders

6.1	Companies should design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy.	Comply	Page 13

6.2	Companies should provide the information indicated in the Guide to reporting on Principle 6.	Comply	n/a

Principle 7	Recognise and manage risk

7.1	Companies should establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Comply	Page 11

7.2	The board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively. The board should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks.	Comply	Page 11

7.3	The board should disclose whether it has received assurance from the Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.	Comply	Page 11

7.4	Companies should provide the information indicated in the Guide to reporting on Principle 7.	Comply	n/a

Principle 8	Remunerate fairly and responsibly

8.1	The board should establish a remuneration committee.	Comply	Page 9

8.2	Companies should clearly distinguish the structure of non-executive directors’ remuneration from that of executive directors and senior executives.	Comply	Page 19–34

8.3	Companies should provide the information indicated in the Guide to reporting on Principle 8.	Comply	n/a

DIRECTORS’ REPORT

The directors present their report on the consolidated entity consisting of Alumina Limited (“the company”) and the entities it controlled at the end of, or during, the year ended 31 December 2008 (the ‘Group’).

DIRECTORS

The following persons were directors of Alumina Limited during the whole of the financial year and up to the date of this report:

D M Morley (Chairman)

J Bevan (Chief Executive Officer)

P A F Hay

R J McNeilly

G J Pizzey (Alternate K A Dean to 29 January 2009, J S Downes 29 January 2009 onwards)

J Marlay (Retired as Executive Director on 16 June 2008)

M R Rayner (Retired as Non-Executive Director on 1 May 2008)

BOARD OF DIRECTORS

Alumina Limited Directors in office as at 31 December 2008 were:

Mr Donald M Morley

Age 69 BSc MBA FAuslMM

Chair, Independent Non-Executive Director

Mr Morley was elected a Director and appointed Chairman of Alumina Limited on 11 December 2002. He is a director of Iluka Resources Ltd, a role he has held since December 2002, and has also been a director of SPARK Infrastructure Ltd since November 2005. He was previously a director of WMC Limited, in the role of Director of Finance until April 2001, and he retired from his executive duties with WMC in October 2002. Mr Morley is a member of the Audit Committee, Compensation Committee and the Nomination Committee. He has wide-ranging financial skills and considerable resource industry experience.

Mr Peter A F Hay

Age 58 LLB

Independent Non-Executive Director

Mr Hay has been a Director of Alumina Limited since 11 December 2002. He is Chairman of the Advisory Board of Lazard Carnegie Wylie Pty Ltd, a director of Landcare Australia Limited and was appointed a director of the Australian and New Zealand Banking Group Limited in November 2008.

He is a former Chief Executive Officer of the law firm Freehills. He is a member of the Audit Committee, and Compensation Committee and Chair of the Nomination Committee. Mr Hay brings to the Board considerable legal experience and advisory skills particularly in relation to public company takeovers, corporate governance matters and risk management.

Mr Ronald J McNeilly

Age 65 BCom MBA, FCPA, FAICD

Independent Non-Executive Director

Mr McNeilly was elected a Director of Alumina Limited on 11 December 2002. He is the Deputy Chairman of BlueScope Steel Limited; Chairman of Worley Parsons Limited; Chairman of Melbourne Business School Limited; past director of BHP Billiton Limited, QCT Resources Limited and Tubemakers of Australia Limited; past executive director Global Markets BHP Billiton Limited from 2001 to 2002; past executive director and President of BHP Minerals from 1999 to 2001. He is a member of the Audit and Nomination Committee and Chair of the Compensation Committee. Mr McNeilly brings substantial practical experience and skills gained from over 30 years working in the resource sector.

Mr G John Pizzey

Age 63 B.E (Chem), Dip. Mgt FTSE FAICD

Independent Non-Executive Director

Mr Pizzey was elected a director of Alumina Limited on 8 June 2007. He is a Director of Iluka Resources Ltd, Amcor Limited, St Vincent’s Institute of Medical Research and Ivanhoe Grammar School. Mr Pizzey is also formerly a director and chairman of the London Metal Exchange. He is a member of the Nomination and Compensation Committees and Chair of the Audit Committee.

Mr Pizzey brings extensive knowledge gained in over 33 years in the alumina and aluminium industry.

Mr John Bevan

Age 52 BSc FAICD

Chief Executive Officer

Mr Bevan was elected as Executive Director and Chief Executive Officer on 16 June 2008. Mr Bevan joined Alumina Limited from BOC Group Plc where he most recently held the position of chief executive of Process Gas Solutions and was elected to the Board of Directors. He has had a long career with the BOC Group Plc including a variety of management roles in Australia, Korea, Thailand and the UK before becoming chief executive of Asia in 2000. He was a director of BOC Plc in London from 2003 – 2007.

Mr Bevan brings strong commercial and operational experience gained through operating in joint ventures in many parts of the world, particularly Asia.

Company Secretary

Stephen Foster

BCom LLB(Hons) GDipAppFin (Sec Inst)

GradDip CSP, ACIS

General Counsel/Company Secretary

Mr Foster is responsible for legal, company secretarial, shareholder services, insurance and human resources. He has a wide range of legal and commercial experience gained over 25 years, more recently at Village Roadshow and WMC Limited, after working with the legal firm of Arthur Robinson & Hedderwicks (now Allens Arthur Robinson).

Details of the Company Secretary role are contained on page 10.

Particulars of the numbers of meetings of the Company’s Directors (including meetings of committees of Directors) and the number of meetings attended by each Director are detailed on page 12.

Particulars of relevant interests of shares held by the directors of the Company in the Company or in any related body corporate as at the date of this report are set out on page 32.

INSURANCE OF OFFICERS

During or since the end of the financial year, the Group has paid the premiums in respect of a contract to insure directors and officers of the Group against liabilities incurred in the performance of their duties on behalf of the Group.

The officers of the Group covered by the insurance policy include any natural person acting in the course of duties for the Group who is or was a Director, secretary or executive officer as well as senior and executive staff. The Company is prohibited, under the terms of the insurance contract, from disclosing details of the nature of liability insured against and the amount of the premium.

DIVIDENDS

Details of the dividends paid during the financial year are referred to in Note 9 of the Financial Report found on page 55.

PRINCIPAL ACTIVITIES

The principal activities of the Group relate to its 40 per cent interest in the series of operating entities forming Alcoa World Alumina and Chemicals (AWAC). AWAC has interests in bauxite mining, alumina refining, and aluminium smelting.

REVIEW OF OPERATIONS AND RESULTS

The financial results for Alumina Limited include the 12 months results of AWAC and associated corporate activities.

The Group’s net profit attributable to members of Alumina Limited was $168 million (2007: $436.4 million). The Group’s underlying earnings for 2008 were $201.6 million (2007: $405.6 million). For further information on the operations of the Group during the financial year and the results of these operations (including the calculation of underlying earnings), refer to page 3.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Since the end of the financial year, the Group has renegotiated the facilities that matured in 2009. The Group has obtained agreement on the extension of US$229 million of these facilities.

LIKELY DEVELOPMENTS

In the opinion of the Directors it would prejudice the interests of the Group to provide additional information, except as reported in this Directors’ Report, relating to likely developments in the operations of the Group and expected results of those operations in the financial years subsequent to the financial year ended 31 December 2008.

ENVIRONMENTAL REGULATION

AWAC’s Australian operations are subject to various Commonwealth and state laws governing the protection of the environment in areas such as air and water quality, waste emission and disposal, environmental impact assessments, mine rehabilitation, and access to and use of ground water.

In particular, most operations are required to be licensed to conduct certain activities under the environmental protection legislation of the state in which they operate, and such licenses include requirements specific to the subject site.

ROUNDING OF AMOUNTS

The company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/0100. Amounts shown in the Financial Report and this Directors’ Report have been rounded off to the nearest hundred thousand dollars, except where otherwise required, in accordance with that Class Order.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There have been no significant changes in the state of affairs of the consolidated entity during the financial year.

AUDITOR

PricewaterhouseCoopers continues in office, in accordance with the Corporations Act 2001.

NON-AUDIT SERVICES

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the company and/or the consolidated entity are important. Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out below.

REMUNERATION OF AUDITORS

The Board of Directors has considered the position and, in accordance with the advice received from the audit committee is satisfied that the provision for the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•	All non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor.

•	None of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

A copy of the Auditor’s Independence Declaration as required under section 307C of the Corporations Act 2001 is set out on page 34 of this Report.

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

	Consolidated Entity
	$ Thousand
	2008		2007
Amounts received or due and receivable by PricewaterhouseCoopers Australia:
Audit and review of the financial reports	751	[1]	379
Other regulatory audit services	172		235
	923		614
Other assurance services	337		200

Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia:
Overseas taxation services	318		54
Total	1,578		868

1	Additional fees were principally incurred in relation to funding activities.

REMUNERATION REPORT

This Remuneration Report sets out the Company’s remuneration strategy and practices and incorporates remuneration information for Directors and senior executives in accordance with the Corporations Act. Senior Executive Remuneration Policy and Non-executive Director Remuneration Policy are discussed separately in this report. This report forms part of the Directors’ statutory report for the year ended 31 December 2008.

COMPENSATION COMMITTEE

Role of Compensation Committee

The duties and responsibilities delegated to the Compensation Committee (“the Committee”) by the Board are set out in the Committee’s Charter, which is available on the Company’s website.

The Committee oversees and implements the Company’s compensation plans, policies and practices, and has the authority and responsibility to review and make decisions in relation to:

•	remuneration strategy and policy of the Company;

•	remuneration of senior executives and terms of the CEO’s contract;

•	review of incentive plan design;

•	review of succession plans for senior executives;

•	approval of performance measures and incentive payments;

•	advising the Board on remuneration structure for non-executive Directors.

The Committee is thus responsible for overseeing and implementing the Company’s compensation plans, policies and practices.

In 2008, the Committee took advice from Egan Associates and Mercer Human Resources.

The Committee met 8 times in 2008. Senior executives attend certain meetings by invitation.

SENIOR EXECUTIVE REMUNERATION POLICY

Alumina Limited’s remuneration policy is to establish a clear link between performance and remuneration. In doing so we are committed to ensuring that our remuneration process:

1.	is aligned with shareholder interests; and

2.	is also designed to reward and recognise superior senior executive performance.

The process ensures that specific and measurable individual objectives and targets that are consistent with business objectives are set for executives and employees.

The performance of individual Senior Executives against their objectives is assessed half yearly and yearly. The Committee also obtains independent remuneration information for comparative purposes. Salary reviews and short-term incentives (“STIs”) are determined by assessing performance against both individual performance objectives and Company earnings per share and return on capital targets. Long-term incentives (“LTIs”) are assessed against the Company’s total shareholder return (“TSR”) compared with that of Australian and international peer group companies.

Remuneration Process

Senior executive remuneration is reviewed annually by the Committee. Senior executive rewards are influenced by three factors: individual performance, Company performance, and market position.

After the Board, the CEO, Chief Financial Officer and General Counsel/Company Secretary exercise the greatest control over the management and strategic direction of the Group and are the most highly remunerated executives of the Company and the Alumina Group. These senior executives are the only employees of the Company who make, or participate in making, decisions that affect the whole, or a substantial part, of the business of the Company or have the capacity to significantly affect the Company’s financial standing, and therefore less than five senior executives are listed in this Report.

Individual Performance

Remuneration reflects individual performance based on each senior executive’s performance against specific goals and individual objectives set for that Senior Executive for the year under review.

Company Performance

A percentage component of share-based remuneration for senior executives is based on the performance of the Company measured against peer group companies’ TSR and for LTIs allocated in 2007, also on Company earnings per share. A percentage of total cash remuneration for Senior Executives is based on Company earnings per share and AWAC return on capital.

Market Position

Alumina Limited is among the 100 largest companies listed on the Australian Securities Exchange. The skills and expertise required by the Company’s employees equate to those of similar sized companies, notwithstanding that Alumina Limited has a small number of employees.

Alumina Limited’s remuneration levels need to be competitive with comparable Australian organisations to ensure that the Company can attract and retain high-performing employees. From time to time external compensation advisers are appointed to provide annual salary and benefits reviews.

REMUNERATION STRUCTURE/PERFORMANCE REWARD LINK

Executive Remuneration

Senior executive remuneration comprises:

•	fixed remuneration – ‘fixed annual reward’ (“FAR”) is the component of total remuneration specified in an executive’s contract of employment and in periodic salary reviews.

It includes salary and superannuation contributions (both Company and salary sacrifice contributions).

•

variable (incentive) remuneration – contracts for Senior Executives and professional employees include a component of remuneration linked to both STIs and LTIs. Policies defining STIs and LTIs are established by the Committee and reviewed annually.

Fixed Remuneration

The Committee reviews and determines the FAR for the CEO. The CEO annually reviews and recommends to the Committee the FAR for the other senior executives.

For senior executives, the Company seeks to set FAR at the third quartile of comparable companies and targets high levels of performance.

Variable Remuneration

Details of the variable remuneration applying during 2008 are set out below.

Short Term Incentive

Principles

The amount of STI awarded varies according to a combination of individual and Company performance criteria. For the STI, Company performance is measured using the AWAC Operating Plan return on capital for the 12-month performance period (normalised for changes in the LME aluminium price) and an earnings per share (EPS) target for Alumina Limited, based on the AWAC Operating Plan and Alumina Limited’s corporate budget for the period (normalised for changes in the LME Aluminium price and for AUD/USD effects).

Performance against individual objectives links achievement to reward for senior executives to meet or exceed measurable objectives in their work. The STI structure measures performance in promoting and protecting shareholder interests in the AWAC joint venture, influencing AWAC strategy and operating performance, funding and dividend policy of AWAC, capital management and funding for Alumina Limited and fiscal compliance which ultimately support Alumina Limited’s objectives and shareholder interests.

The Company’s earnings per share, AWAC return on capital and individual performance objectives provide an incentive to achieve high levels of personal performance and contribute to high levels of Company performance. The AWAC return on capital and Company earnings per share measures have been used as a performance hurdle in the STI plan because they are considered an appropriate means of measuring Company performance.

2008

In 2008, the Short Term Incentive (“STI”) is up to a maximum of 100 per cent of Fixed Annual Reward (“FAR”) for the Chief Executive Officer and 70 per cent for Senior Executives.

Fifty per cent of the STI for the Chief Executive Officer and Senior Executives relates to performance against individual objectives and 50 per cent of the STI for the Chief Executive Officer and Senior Executives relates to return on capital and earnings per share hurdles. The individual objectives relate to promoting and protecting shareholder interests in the AWAC joint venture, Alumina Limited capital management and funding, influence on AWAC strategy and operational performance, corporate governance and fiscal compliance. These are matters which executives can most directly and immediately influence and have their performance measured against.

To ensure alignment of executive remuneration with shareholder returns, executives are also required to apply 50 per cent of any after tax STI payment for the 2008 year and onwards to the purchase of Company shares. Those shares must be held by the executive for a period of at least three years, or until the executive ceases employment.

Performance of senior executives is measured against a scorecard of agreed objectives and targets. Individual performance against the measures was assessed for each senior executive for 2008.

The protection and promotion of shareholder interests in the AWAC joint venture, assessing future AWAC growth opportunities, evaluating the impact of future emissions trading on business sustainability and further implementation of AWAC funding arrangements, were specific objectives which promoted shareholder interests.

The STI reward attributed to the Company performance for 2008 was zero per cent of FAR for Mr Bevan and senior executives. The Company’s financial performance for the full 2008 year did not meet the required levels in respect of the AWAC Operating Plan return on capital and Company earnings per share. Mr Marlay, who ceased employment with the Company during 2008, received 23 per cent of FAR for Company performance in respect of Company earnings per share to 30 June 2008 (on a pro rata basis) and zero per cent for Company performance in respect of AWAC return on capital.

Long Term Incentive

Principles

Each year senior executives may be offered (at the Board’s discretion) a conditional entitlement under the Alumina Employee Share Plan (‘ESP’) to fully paid ordinary shares in the Company (Performance Rights), which are purchased on market. The Performance Rights vest to senior executives at the end of the performance period if certain performance tests are achieved over that performance period. The vesting of Performance Rights to senior executives occur by the transfer of fully paid ordinary shares by the Trustee of the ESP. The ESP is designed to link Alumina Limited employee rewards with the long-term goals and performance of Alumina Limited, and the generation of shareholder returns. The Long Term Incentive (“LTI”) component of remuneration in 2008 and onwards is a maximum of 50 per cent for the Chief Executive Officer and a maximum of 40 per cent of FAR for Senior Executives.

The LTI grant value is divided by the prevailing Company share price at the time of the offer to determine the number of Performance Rights offered to senior executives under the ESP.

The performance criteria and testing period for each annual offer under the ESP are determined by the Committee at the time of issue of each tranche of Performance Rights. For Performance Rights issued from 2005 to 2006 and in 2008 and onwards, 100 per cent of the Performance Rights are tested against the TSR hurdle. For Performance Rights issued in 2007, 50 per cent of the Performance Rights are tested against the TSR hurdle and 50 per cent are tested against the earnings per share hurdle. The Performance Rights granted are measured against the ASX Comparator Group and International Comparator Group mentioned below. The number of comparable listed alumina and aluminium companies is so small that it cannot provide a sufficient comparator group. The International Comparator Group is comprised of resource companies to provide measurement against similar industries and the ASX Comparator Group includes companies which are alternative investments for the Company’s shareholders.

2008

For the 2008 grant, 100 per cent of the Performance Rights will be tested against the Total Shareholder Return (“TSR”) hurdle. An Earnings Per Share hurdle was not used for the 2008 LTI grant in order to meet the desire for a clear, comparative measure that most directly aligns with returns to shareholders.

The Long Term Incentive (“LTI”) component of remuneration in 2008 and onwards is a maximum of 50 per cent for the Chief Executive Officer and a maximum of 40 per cent of FAR for Senior Executives.

For grants of Performance Rights from 2008 onwards, the Company discontinued the 2007 Performance Rights vesting tests, whereby TSR Hurdle was tested on the highest 20 day average TSR performance over the 12 month period. For Performance Rights granted from 2008 onwards, if less than 100 per cent vest when tested initially at the end of a three year period, two further tests apply (over a four week period), 6 months and 12 months after the initial test. Any Performance Rights which do not vest after the second retest will lapse.

The volatility of global commodity prices and exchange rates, and the resulting volatility in the Company’s share price, can mean a four week measure at the end of three years does not give a good or fair measure of improved long term performance. The testing outcome can be potentially unrepresentative, depending on numerous market factors that may be present in a single four week period at the end of three years. Therefore, it is considered that the 6 months and 12 months retesting approach provides a more representative outcome.

Testing period for TSR

2005-2006

i) For those Performance Rights granted from 2005 to 2006, if less than 100 per cent of the Performance Rights in a tranche vest when tested initially at the end of the three year period, a second test is conducted six months after the initial test. No further testing is undertaken after this second test. The second test applies only to 50 per cent of the Performance Rights that did not initially vest at the end of the three year period. The remaining 50 per cent of the Performance Rights that did not vest will lapse and are not subject to future retesting. The number of Performance Rights of the retested portion that vest will be determined according to Alumina Limited’s relative TSR performance over the period from the commencement of the performance period to the retest date, according to the same scale used at the initial test (refer to Table 1.0).

2007

ii) For Performance Rights granted under the ESP in January 2007, the TSR of Alumina Limited is measured over the 12 month period after completion of the initial three years. The Performance Rights vest only when the TSR Hurdle is met for an average of 20 consecutive trading days commencing on any day over the 12 month period after completion of the initial three years. The number of Performance Rights subject to the TSR Hurdle that vest is determined based on the highest 20 day average TSR performance over the 12 month period.

2008

iii) For those Performance Rights granted from 2008, if less than 100 per cent vest when tested initially at the end of a 3 year period, two further tests apply (over a four week period) 6 and 12 months after the initial test.

Performance Rights will generally lapse on cessation of employment.

In the event of a change in control, the Board shall determine that any outstanding Performance Rights for which performance hurdles are met at that time shall vest to senior executives. A change of control is, in general terms, an entity acquiring unconditionally more than 50 per cent of the issued shares of the Company.

LTI Performance Testing

TSR

Two comparator group tests are applied to determine the number of Performance Rights which may vest under the ESP, with each accounting for 50 per cent of the maximum possible grant of Performance Rights under the ESP. The performance tests compare Alumina Limited’s TSR performance with the TSR performance of each of the entities in two comparator groups over the performance period. Results of the performance tests are calculated by a consultant engaged for this purpose.

TSR was chosen as a performance measure as an appropriate means of measuring Company performance as it incorporates both capital growth and dividends.

The comparator groups selected by the Committee include companies that are in similar industries to the Company or compete for capital with the Company, taking into account the size of the Company. The methodology behind Tests 1 and 2 is identical, apart from the difference in the comparator groups. The performance tests are defined as follows:

Test 1 relates to performance of Alumina Limited against a comparator group of 50 Australian-listed entities (i.e. 50 entities/securities excluding Alumina Limited and Property Trusts) (Test 1 – ASX Comparator Group). The composition of the ASX Comparator Group for 2008 is shown in Table 2.1. The Comparator group of Australian listed entities had been a total of 50 up until the grant in January 2008. The Comparator group was expanded in 2008 to 100 Australian listed entities to reflect the Company’s size in relation to the Comparator group entities.

Test 2 relates to performance against a comparator group of 30 international metals and mining entities listed on stock exchanges inside and outside Australia (i.e. 30 entities excluding Alumina Limited) (Test 2 – International Comparator Group). The composition of the International Comparator Group for 2008 is shown in table 2.2.

Under the performance tests, the TSR for each entity in the comparator groups and for Alumina Limited is calculated according to a standard methodology determined by remuneration consultants Mercer Human Resource Consulting, engaged for this purpose. The entities (or securities, as appropriate) in the comparator group are then ranked by TSR performance. The number of Performance Rights for which senior executives receive an Alumina Limited Performance Right (i.e. that ‘vest’) is then determined according to the scale in Table 1.0.

For Performance Rights granted under the ESP in January 2007, 50 per cent of the Performance Rights granted are subject to an earnings per share (‘EPS’) performance hurdle, which involves a comparison between the EPS of Alumina Limited for the financial (calendar) year at the end of the relevant testing period and the average of actual Alumina EPS figures over the four financial years which preceded the financial year during which the Performance Rights were granted (‘Baseline EPS’). For the grant in January 2007, the Baseline EPS was 31.4 cents per share. EPS growth is measured by comparing the actual EPS for the financial reporting year during the end of the relevant testing period and the Baseline EPS, expressed as a percentage growth (refer to Table 1.1). The EPS performance hurdles are calculated by increasing the Baseline EPS by the relevant percentage on a compounding basis.

The remaining 50 per cent of the Performance Rights granted in 2007 are tested against the Company’s TSR performance.

TABLE 1.0 LTI VESTING TREATMENT – TSR

Alumina Limited TSR compared to median of comparator group	Vesting
If Alumina Limited’s TSR is less than the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance	0 per cent

If Alumina Limited’s TSR is equal to the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance*	50 per cent

If Alumina Limited’s TSR is equal to or greater than the TSR of the company at the 75th percentile of the comparator group, ranked by TSR performance*	100 per cent

*	If Alumina Limited’s TSR performance is between that of the entities (or securities, as appropriate) at the median (i.e. the 50th percentile) and the 75th percentile of the comparator group ranked by TSR performance, the number of performance Rights in a tranche that vest will increase by 2 per cent for each 1 per cent by which Alumina Limited’s percentile ranking is higher than the 50th percentile.

TABLE 1.1

LTI Vesting Treatment – EPS Alumina Limited Earnings Per Share Growth	Vesting
If Alumina Limited’s EPS growth in the year of testing is less than 6 per cent per annum compared with the Baseline EPS	0 per cent

If Alumina Limited’s EPS growth in the year of testing is equal to or greater than 6 per cent per annum compared with the Baseline EPS	50 per cent

If Alumina Limited’s EPS is equal to or greater than 10 per cent per annum compared with the Baseline EPS	100 per cent

TABLE 2.1 ASX COMPARATOR GROUP

Relevant Testing Period
Company[1]	June 2008[2]	December 2008	2009	2010
Amcor	x	x	x	x

AMP	x	x	x	x

Aristocrat Leisure	x	x	x

ANZ Banking Group	x	x	x	x

AGL Energy	x	x	x

ASX			x	x

AXA Asia Pacfic Holdings	x	x	x	x

Babcock And Brown		x	x	x

BHP Billiton	x	x	x	x

BlueScope Steel	x	x	x	x

Boral	x	x	x

Brambles Industries	x	x	x	x

Centro Properties Group	x	x

Caltex Australia		x	x

Coca-Cola Amatil	x	x	x	x

Commonwealth Bank	x	x	x	x

Computershare		x	x	x

Consolidated Media Holdings	x	x	x

Crown				x

CSL	x	x	x	x

Fairfax Media	x		x	x

Fortescue Metals Group				x

Foster’s Group	x	x	x	x

Harvey Norman Holdings	x			x

Insurance Aust. Group	x	x	x	x

James Hardie Inds.		x

Leighton Holdings	x	x	x	x

Lend Lease	x	x	x	x

Lihir Gold				x

Lion Nathan	x	x

Macquarie Airports	x	x		x

Macquarie Group	x	x	x	x

Goodman GP			x

Macquarie Infra Group	x	x	x	x

Mirvac Group	x		x

National Aust. Bank	x	x	x	x

News Corp CDI B	x			x

News Corp CDI A	x

Newcrest Mining	x	x	x	x

Oil Search		x

Onesteel				x

Orica	x	x	x	x

Origin Energy	x	x	x	x

OZ Minerals			x	x

Qantas Airways	x	x	x	x

QBE Insurance Group	x	x	x	x

TABLE 2.1 ASX COMPARATOR GROUP (continued)

Relevant Testing Period
Company[1]	June 2008[2]	December 2008	2009	2010
Resmed CDI		x	x

Rio Tinto	x	x	x	x

St George Bank	x

Santos	x	x	x	x

Sonic Healthcare	x	x		x

Stockland	x	x	x	x

Suncorp-Metway	x	x	x	x

Tabcorp Holdings	x	x	x	x

Tatts Group			x

Telecom Corp NZ	x	x	x	x

Telstra	x	x	x	x

Toll Holdings	x	x	x	x

Transurban Group	x	x	x	x

Wesfarmers (WES)	x	x	x	x

Wesfarmers (WESN)				x

Westfield Group	x	x	x

Westpac Banking	x	x	x	x

Woodside Petroleum	x	x	x	x

Woolworths	x	x	x	x

Worley Parsons				x

1       The companies included in the Comparator Group change from year to year as companies enter or exit the ASX 50 or are delisted.

2       This relates to Performance Rights initially tested in December 2007 and for which 50 per cent was subject to a retest in June 2008.

TABLE 2.2 INTERNATIONAL COMPARATOR GROUP

Relevant Testing Period
Company[1]	June 2008[2]	December 2008	2009	2010
Acerinox	x

Air Liquide			x

Alcoa	x	x	x	x

Anglo American	x	x	x	x

Arcelor (Par)			x	x

Barrick Gold	x	x	x	x

Basf			x

Bayer			x

BHP Billiton Ltd	x	x	x	x

BHP Billiton Plc	x	x	x	x

Bluescope Steel	x	x

Cameco	x

Cemex			x

China Steel	x	x		x

CRH			x

Dow Chemicals			x

Dupont			x

Freeport Mcmoran	x	x		x

TABLE 2.2 INTERNATIONAL COMPARATOR GROUP (continued)

Relevant Testing Period
Company[1]	June 2008[2]	December 2008	2009	2010
Gerdau Pn	x	x		x

Goldcorp		x	x	x

Holcim			x

JFE Holdings	x	x	x	x

Johnson Matthey	x

Kinross Gold Corp	x			x

Kobe Steel	x	x

Lafarge			x

Lonmin	x	x

Mitsubishi Materials		x

Mitsui Mining & Smelting	x

Monsanto			x

Newmont Mining	x	x	x	x

Newcrest Mining		x		x

Nippon Steel	x	x	x	x

Norsk Hydro				x

Nucor	x	x	x	x

Praxair			x

Posco	x	x	x	x

Rio Tinto (Ltd)	x	x	x	x

Rio Tinto (Plc)	x	x	x	x

Shin-Etsu Chemical			x

Siderurgica Nacional on ADR		x		x

Sumitomo Metal Mining	x	x		x

Sumitomo Metals Inds	x	x		x

Teck Cominco	x	x		x

Thyssenkrupp	x	x	x	x

US Steel	x	x		x

Cvrd Pna (Vale Adr)	x	x	x	x

Cvrd Pna (Vale Pf Adr)		x	x	x

Voestalpine				x

Xstrata	x	x	x	x

1	The companies included in the Comparator Group change from year to year as companies enter or exit the 30 largest companies in the Metals and Mining group or are delisted.
2	This relates to Performance Rights initially tested in December 2007 and for which 50 per cent was subject to a retest in June 2008.

RELATING REWARDS TO PERFORMANCE

The Alumina Limited variable remuneration plans provide incentives for senior executives and also ensure that total annual remuneration is related to the extent to which the performance hurdles under the STI and LTI plans are satisfied. The performance measures used provide a strong link between executive remuneration and Alumina performance and shareholder wealth. The following table 3.0 provides details of the historical performance of Alumina Limited since 2003.

Alumina Limited’s share price from 2003 to 2008 moved through the following ranges:

The LTI component and part of the STI component of senior executive remuneration are tied to Company performance. Over the period from 2004 to 2008, Alumina Limited added to its interest in AWAC, ensured Alumina Limited participates in AWAC expansion projects, implemented new AWAC funding and dividend arrangements, contributed to the strategic direction of AWAC and implemented effective capital management for Alumina Limited shareholders. The performance of the Company is measured by TSR and growth in the Company’s profit. Over the period from 2004 to 2008, LTI awards for senior executives have been aligned to a 3 year TSR performance by the Company, and 2007 LTI awards will also be tested by growth in Company earnings per share over a 3 year period. STI awards have been linked to achievement of personal objectives and annual return on capital and earnings per share, which contribute to increased shareholder value. From 2008, LTI awards are aligned solely to TSR performance, which directly reflects changes in shareholder wealth.

SUPERANNUATION

All Alumina Limited employees are members of the Alumina Superannuation Fund, an accumulation fund, or a fund of their choice. Contributions are funded at the Superannuation Guarantee Contributions rate, currently 9 per cent of an employee’s fixed annual remuneration.

OPTION PLANS

Alumina Limited does not have any ongoing option plans available to non-executive Directors, executives and senior managers (including executive Directors) or employees (other than the ESP under which the Performance Rights are provided to Senior Executives).

NON-EXECUTIVE DIRECTOR REMUNERATION POLICY

Alumina Limited’s non-executive Directors receive fees for fulfilling their Directors duties. No additional fees are paid to Directors for participating on Board Committees.

Non-executive Directors’ fees are reviewed annually and are determined based on comparative analysis and advice from remuneration consultants, and take into account the Directors’ responsibilities and time spent on Company business. The level of fees reflects what is required to attract Directors with the necessary skills and experience.

Non-Executive Directors

The Company seeks to set non-executive Directors’ fees in the third quartile. During 2007, a review was undertaken by Egan Associates of non-executive Director fee levels of comparable companies.

Having regard to the review and organisations with comparable market capitalisation, total assets and operating profits, and taking into account duties and responsibilities, non executive directors’ fees were increased in January 2008 for the 2008 year from $121,500 per annum to $140,000 per annum and the Chairman’s fees increased from $303,865 to $350,000, plus the superannuation guarantee levy.

Directors reviewed the level of non executive Directors’ fees and determined that there would be no increase for the 2009 year.

Table 3.0 HISTORICAL PERFORMANCE OF ALUMINA LIMITED

	2008		2007	2006	2005	2004	2003
Dividends declared per share (cents)	12		24	22	20	20	23
Percentage change in share price	(78)		(1)	(15)	25	(10)	30
Net Profit After Tax	$168m		$436m	$511m	$316m	$316m	$237
Percentile ranking of TSR against ASX 50	4		16	4	48	8	90
Per cent increase in fixed remuneration[2]	3		6	5	27	Nil	n/a
Per cent short-term incentive	31	[1]	23	36	26	16	52
Per cent long-term incentive[2]	Nil		Nil	Nil	2	Nil	30

1	Percentage is calculated by reference to FAR as at 31 December 2008.
2	Represents the average applicable to senior executives

In accordance with recommendation 9.3 of the ASX Corporate Governance Council’s Principles of Good Corporate Governance and Best Practice Recommendations, Non executive Directors do not receive any performance-related remuneration and do not participate in the ESP. Directors are also required to direct at least 10 per cent of their fees to purchase Company shares. The maximum remuneration for non-executive Directors is determined by resolution of shareholders. The maximum aggregate remuneration approved for non-executive Directors is $950,000 per annum. A total of $872,690 was paid in non-executive Director fees in 2008.

Non-executive Directors’ remuneration details are set out in Table 6.

Non-executive Director Retirement Benefits

Non-executive Directors receive, in addition to their fees, a superannuation guarantee contribution, which for 2008 is 9 per cent of their fees to a maximum of $13,437 for the Chairman and $12,600 for other Non-executive Directors. Non-executive Directors do not receive any other retirement benefits.

Non-executive Director Share Acquisitions

Alumina Limited’s Non-executive Directors participate in a share plan that requires the Directors to allocate a minimum of 10 per cent of their annual fees to acquiring shares in the Company. Those shares are purchased on-market on behalf of the Directors. Shares are not allocated on performance but in lieu of receiving cash remuneration. Non executive Directors have the option to increase, above the minimum, the proportion of their remuneration they receive as shares. There are no discounts provided to Directors for the acquisition of shares under the plan. All costs associated with acquiring shares are borne by the Director. It is Company policy that Directors hold shares in the Company having a value approximately equal to their annual fees by the expiry of their first term as a Director. Participation in the plan further aligns the Directors’ interests with those of shareholders.

CHIEF EXECUTIVE OFFICER REMUNERATION

John Marlay

Terms

Mr Marlay’s FAR was $1,000,000 per annum effective January 2008. Mr Marlay’s STI in 2008 was up to 100 per cent of FAR and a grant of Performance Rights at the Board’s discretion, with a potential value up to 50 per cent of FAR per annum. Mr Marlay ceased employment with the Company on 31 July 2008.

Retirement and Termination Benefits

Mr Marlay’s employment contract did not have a fixed term. Either party had the option to terminate the contract upon giving 12 months’ notice. The Company could make a payment in lieu of some or all of the 12-month notice period by payment of the fixed annual reward plus an amount equivalent to an STI payment at target performance, defined as ‘base remuneration’. The base remuneration amount will be reduced pro rata to the extent the notice period is required to be served. Mr Marlay resigned as Chief Executive Officer on 1 May 2008, providing the 12 months notice required under his contract of employment. Mr. Marlay served 3 months notice and the Company made a payment equivalent to 9 month base remuneration in lieu of that part of the 12 month notice period.

Mr Marlay’s employment contract provided that if his employment was terminated on the basis of redundancy of the position or by Mr Marlay giving written notice to Alumina Limited in the event of a Significant Change (which was defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there was a significant change to his status and/or responsibilities which was detrimental to Mr Marlay, or if Alumina Limited decided the position was no longer required and suitable alternative employment was not offered or Mr Marlay did not accept other employment within Alumina or another employer), then Mr Marlay would have been entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there was three years or more continuous service);

•

the greater of six months base remuneration (being FAR and the at-target STI) or the aggregate of; a notice payment of 12 weeks, a severance payment of 2.5 weeks per completed year of service and an additional severance payment of 13 weeks.

Mr Marlay was not entitled to the payment outlined above where the reason for a Significant Change is poor performance or inability to fulfil agreed responsibilities.

Mr Marlay was not entitled to retirement benefits other than superannuation entitlements.

2008

In 2008, Mr Marlay was awarded an STI of $315,310, equivalent to 63 per cent of his FAR for the 6 month period to 30 June 2008. The payment comprised 40 per cent relating to performance against individual objectives and 23 per cent for Company performance for the first half of 2008.

Under the ESP, none of Mr Marlay’s 35,300 Performance Rights vested upon a retest of those rights, and accordingly they lapsed. Mr Marlay was issued with 78,500 Performance Rights in February 2008, which lapsed on his cessation of employment in July 2008.

Mr Marlay was succeeded as Chief Executive Officer by Mr John Bevan from 16 June 2008. Mr Marlay ceased employment with the Company on 31 July 2008.

Mr Marlay received (in accordance with his contract of employment), on cessation of employment, a payment in lieu of notice equal to his FAR for a 9 month period and the STI at target (80% of FAR) for the period 31 July 2008 to 30 April 2009 ($1,416,667).

While he was Chief Executive Officer, the fees in relation to Mr Marlay’s position as non executive director of Incitec Pivot Ltd were paid to the Company.

John Bevan

Mr Bevan’s Contract of Employment

Mr Bevan’s Fixed Annual Reward upon appointment was $1,000,000 per annum, including superannuation. His FAR is unchanged for 2009.

Mr Bevan is entitled to a short term incentive of up to 100% of FAR per annum (pro-rata of 2008).

50% of the STI is determined by reference to performance against individual objectives, and the remaining 50% is determined by reference to return on capital and earnings per share hurdles.

50% of any STI payment is paid in cash, and the remaining 50% of the STI payment, after tax, must be used to purchase Company shares, which must be held for three years, or until employment ceases.

Mr Bevan may be invited to participate in the Long Term Incentive Plan (LTI), which, in each year, may provide Performance Rights under the LTI Plan of up to 50% of FAR (pro rata for 2008).

The first grant of any Performance Rights was made in January 2009, subject to shareholder approval, which will be sought at the 2009 Annual General Meeting.

Retirement and Termination Benefits

Mr Bevan’s employment contract does not have a fixed term. Either party may terminate the contract upon giving 12 months’ notice. The Company may make a payment in lieu of some or all of the 12-month notice period by payment of the fixed annual reward plus an amount equivalent to an STI payment at target performance, defined as ‘base remuneration’. The base remuneration amount will be reduced pro rata to the extent the notice period is required to be served.

If Mr Bevan’s employment is terminated on the basis of redundancy of the position or by Mr Bevan giving written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there is a significant change to his status and/or responsibilities which is detrimental to Mr Bevan, or if Alumina Limited decides the position is no longer required and suitable alternative employment is not offered, or Mr Bevan does not accept other employment within Alumina or another employer), then Mr Bevan is entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service);

•	the aggregate of a notice payment of 12 months, a severance payment of 2.5 weeks per completed year of service, and an additional severance payment of 13 weeks.

KEY MANAGEMENT PERSONNEL

Key management personnel of Alumina Limited include the Directors as listed on pages 16 and 17:

•	Donald Morley – Non-executive director and Chairman of the Board of Directors since 11 December 2002;

•	Peter Hay – Non-executive director and Chairman of the Nomination Committee since 11 December 2002

•	Ronald McNeilly – Non-executive director and Chairman on the Compensation Committee since 11 December 2002;

•	John Pizzey – Non-executive director since 8 June 2007 and Chairman of the Audit Committee from 1 May 2008,

•	Mark Rayner – Non-executive director and Chairman of the Audit Committee from 11 December 2002 to 1 May 2008

•	John Bevan – Executive director and Chief Executive Officer of Alumina Limited since 16 June 2008 and the following senior executive officers:

•

Ken Dean – Chief Financial Officer. Mr Dean held the position of Chief Financial Officer from 31 October 2005 to 12 January 2009. Ms Judith Downes replaced Mr Dean as Chief Financial Officer of Alumina Limited on 12 January 2009 and Mr Dean retired from the Company on 28 February 2009.

•	Stephen Foster – General Counsel/Company Secretary, a position he has held since 4 December 2002.

QUANTUM OF REMUNERATION

Details of remuneration of the Directors and key management personnel (as defined in AASB 124 Related Party Disclosures) of Alumina Limited and the Group are set out in the following tables.

TABLE 4.0 CHIEF EXECUTIVE OFFICER’S REMUNERATION

	John Bevan	John Marlay*	John Marlay
	2008 $	2008 $	2007 $
Short-term benefits
Fixed remuneration – cash[1]	542,308	625,768	887,092
Short-term incentive[2]	243,000	315,310	252,000
Non-monetary benefits	n/a	n/a	n/a
Post-employment
Superannuation – Company contributions[3]	7,419	7,710	12,908
Retirement benefits	n/a	n/a	n/a
Termination pay[5] [6]	n/a	1,475,468
Equity
Performance Rights[4]	n/a	(611,248)	413,685
Total remuneration	792,727	1,813,008	1,565,685

*	Mr Marlay was an executive Director of Alumina Limited until 16 June 2008. Mr Bevan was appointed an Executive Director of Alumina Limited on 16 June 2008.
1	Fixed remuneration is the total cost of salary, exclusive of superannuation.
2	Short-term incentive reflects the cash value paid for the years ended 31 December 2008 and 31 December 2007.
3	Superannuation contributions reflect the Superannuation Guarantee payment.
4	The value of Performance Rights is calculated in accordance with AASB 2, which is a different basis to that of Table 5.1.
5	In relation to Mr Marlay, the value of Performance Rights was calculated up to his retirement date of 16 June 2008. None of those Performance Rights vested and therefore Mr Marlay did not receive any payment of the value of his unvested Performance Rights.
6	Termination pay comprises a payment in lieu of notice of $1,416,667 plus an annual leave component in lieu of notice of $58,801.

Service Agreements – Messrs Dean, Foster

Alumina Limited has entered into a service contract with each senior executive. The contracts are not fixed-term, and each provides for the following:

1. Remuneration and employment conditions.

2. Powers and duties.

3. External activities; the fees in relation to Mr Dean’s position as non-executive director of Santos Ltd are paid to the Company.

4. If Mr Dean, Ms Downes or Mr Foster’s employment is terminated on the basis of redundancy of their position or if they give written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there is a significant change to their status and/or responsibilities which is detrimental to them, or if Alumina Limited decides their position is no longer required and suitable alternative employment is not offered or if they do not accept other employment), then Mr Dean, Ms Downes or Mr Foster (as relevant) are entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service);

•	the aggregate of; a notice payment of 12 weeks, a severance payment of 2.5 weeks per completed years of service and an additional severance payment of 13 weeks.

Mr Dean, Ms Downes and Mr Foster are not entitled to the payment outlined above where the reason for a significant change is poor performance or inability to fulfil agreed responsibilities. Mr Dean, Ms Downes and Mr Foster are not entitled to retirement benefits other than superannuation entitlements.

5. A requirement that the Company provides six months notice to terminate the contract and the senior executive provide three months written notice of termination.

In addition to any entitlements conferred on them by their service contract, each senior executive is also entitled to receive, on termination of employment, their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits. Each other executive is not entitled to receive any other additional termination payments, other than those previously mentioned and any vesting of shares under the Employee Share Plan.

Mr Dean’s notice of termination was effective 19th December 2008.

TABLE 4.1 MOST HIGHLY REMUNERATED EXECUTIVES

	Ken Dean Chief Financial Officer		Stephen Foster General Counsel/ Company Secretary
	2008 $	2007 $	2008 $	2007 $
Short-term benefits
Fixed remuneration – cash[1]	606,564	557,092	386,583	357,092
Short-term incentive[2]	192,000	120,000	124,000	89,000
Non-monetary benefits		—		—
Post-employment
Superannuation – Company contributions[3]	13,437	12,908	13,437	12,908
Retirement benefits		n/a		n/a
Equity
Performance Rights[4]	209,854	164,521	136,233	140,005
Total remuneration	1,021,855	854,521	660,253	599,005
Total for most highly remunerated executives
Total short-term benefits	1,309,147	1,123,184
Total post employment	26,874	25,816
Total share-based payment	346,087	304,526
Total remuneration	1,682,108	1,453,526

1	Fixed remuneration is the total cost of salary exclusive of superannuation. Messrs Dean and Foster’s FAR, including superannuation from 1 January 2009 is $650,000 and $420,000 per annum respectively
2	Short-term incentive (STI) reflects the cash value paid for the years ended 31 December 2008 and 31 December 2007.
3	Superannuation benefits reflect the Superannuation Guarantee payment.
4	The value of Performance Rights is calculated in accordance with AASB 2, which is a different basis to that of table 5.1.

TABLE 4.2 INCENTIVES – MOST HIGHLY REMUNERATED EXECUTIVES

	John Bevan[1] Chief Executive Officer %	John Marlay[2] Chief Executive Officer %	Ken Dean Chief Financial Officer %	Stephen Foster General Counsel/ Company Secretary %
Short-term incentive
Percentage paid	44	54	44	44
Percentage forfeited	56	46	56	56
Long-term incentive
Percentage vested
June 2008	n/a	—	n/a	—
December 2008	n/a	—	—	—
Percentage forfeited
June 2008	n/a	50	n/a	50
December 2008	n/a	100	50	50
Percentage of remuneration
Comprising variable remuneration	30.65	(16.32)	40.82	39.42

1	Mr Bevan was appointed CEO of Alumina Limited on 16 June 2008
2	Mr Marlay retired from Alumina Limited on 31 July 2008

TABLE 5.0 DETAILS OF PERFORMANCE RIGHTS GRANTED AS REMUNERATION

	Rights Number		Date of grant	% vested in 2008	% forfeited in 2008	Performance Rights yet to vest	Financial year in which grants may vest	Value of rights outstanding 31/12/08
								$ Min[2]	$ Max[3]
John Bevan	—		—	—	—	—	—	—	—

John Marlay	70,600	[1]	Jan 05	—	50	—		—	—
	99,300		Jan 06	—	100	—	—	—	—
	107,100		Jan 07	—	100	—	—	—	—
	78,500		Feb 08	—	100	—	—	—	—

Ken Dean	50,500		Jan 06	—	50	25,250	2009	—	115,393
	54,300		Jan 07	—	—	54,300	2009	—	228,060
	39,000		Feb 08	—	—	39,000	2010	—	117,780

Stephen Foster	26,300	[1]	Jan 05	—	50	—	—	—	—
	32,800		Jan 06	—	50	16,400	2009	—	74,948
	35,300		Jan 07	—	—	35,300	2009	—	148,260
	25,200		Feb 08	—	—	25,200	2010	—	76,104

1	These rights were initially tested in December 2007.
2	The minimum value of the grant is $nil if the performance conditions are not met.
3	Maximum value has been calculated by reference to valuations determined on the basis as outlined in Note (A) to table 5.1.
4	The terms of Performance Rights granted to John Marlay, Ken Dean and Stephen Foster were not altered during the 2008 year.

The terms and conditions of each grant of Performance Rights affecting remuneration in the previous, this or future reporting periods are as follows:

Grant date	End of performance period[1]	Value per Performance Right at grant date[2]
26/03/2003	3/12/2004	2.49
26/03/2003	3/12/2005	2.49
19/01/2004	21/12/2006	3.01
25/01/2005	16/12/2007	3.68
25/01/2006	7/12/2008	4.57
29/01/2007	4/12/2009	5.08
08/02/2008	4/12/2010	3.02

1	End of performance period is the date the performance of the Company is measured against the performance criteria. If the Company fails to meet the minimum performance criteria then 50 per cent of the Performance Rights are forfeited and 50 per cent are subject to a retest in six months time. For the grant of 08/02/2008, the performance criteria is measured over defined periods as outlined in this Report.
2	Value per Performance Right is independently calculated by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model which allows the incorporation of the hurdles that must be met before the Performance Rights vest.

TABLE 5.1 VALUE OF PERFORMANCE RIGHTS

	(A)	(B)	(C)	(D)	(E)
Director/senior executives	Value – Granted in 2008 Performance Rights $	Value – Vested in 2008 Performance Rights $	Value – Lapsed in 2008 Performance Rights $	Total of Column Performance Rights A+B-C $	Value as proportion of remuneration %
John Bevan	—	—	—	—	—
John Marlay	237,070	—	(1,364,843)	(1,127,773)	—
Ken Dean	117,780	—	(115,393)	2,387	0.23
Stephen Foster	76,104	—	(123,340)	(47,236)	—

Table 5.1 shows the total value of any Performance Rights granted, exercised and lapsed in the year in relation to Directors and senior executives based on the following assumptions:

(A)	The value of Performance Rights granted in the year reflects the value of a Performance Right, times the number of Performance Rights granted during 2008. Performance Rights were valued independently by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model that accommodates features associated with Alumina Limited’s ESP such as exercise, forfeiture and performance hurdles. The rights are those granted in January 2008.

(B)	The value of Performance Rights vesting is determined by the number of vested rights multiplied by the market price at the vesting date.
(C)	The value applicable to Performance Rights at lapse date has been determined by using the fair value as calculated by Mercer Finance and Risk Consulting multiplied by the number of rights lapsed.
(D)	The total value is the sum of the value of Performance Rights granted during 2008, plus the value of Performance Rights vested during 2008, less the value of Performance Rights that lapsed during 2008.

TABLE 6.0 NON-EXECUTIVE DIRECTORS’ REMUNERATION

	Don Morley		Peter Hay		Ron McNeilly		Mark Rayner[4]		John Pizzey[3]
	2008 $	2007 $	2008 $	2007 $	2008 $	2007 $	2008 $	2007 $	2008 $	2007 $
Short-term Benefits
Fees – cash[1]	315,000	273,315	126,000	109,350	105,000	91,125	47,205	97,200	112,000	54,582
Value of shares acquired in lieu of fees[2]	35,000	30,550	14,000	12,150	35,000	30,375	—	24,300	28,000	13,645
Post Employment
Superannuation Guarantee	13,437	12,907	12,600	10,375	12,600	10,375	4,248	10,375	12,600	6,140
Retirement Benefit accrued	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Remuneration	363,437	316,772	152,600	131,875	152,600	131,875	51,453	131,875	152,600	74,367

1	Directors’ fees are fixed and relate to their participation on the Board. Directors do not receive a separate fee for participation on a Board Committee.
2	Directors are required to sacrifice a minimum of 10 per cent of their fixed remuneration in Company shares. The Directors have the discretion to vary the amount of fixed remuneration they apply to acquiring shares.
3	Mr Pizzey was appointed as a Director on 8 June 2007.
4.	Mr Rayner resigned as a Director on 1 May 2008 and was paid the value of his salary sacrificed to acquire shares in the Company.

TABLE 7.0 NON-EXECUTIVE DIRECTOR SHAREHOLDINGS 2008

	Balance of shares as at 1 January 2008[1]	Shares acquired during the year in lieu of salary[2]	Other shares acquired during the year[3]	Balance of shares held at 31 December 2008[1]
Don Morley	425,183	7,648	112,685	545,516
Peter Hay	42,890	3,059	14,570	60,519
Ron McNeilly	35,624	7,650	10,169	53,443
John Pizzey	13,217	6,110	4,122	23,449
Mark Rayner[4]	32,945	2,411	—	n/a

NON-EXECUTIVE DIRECTOR SHAREHOLDINGS 2007

	Balance of shares as at 1 January 2007[3]	Shares acquired during the year in lieu of salary[2]	Other shares acquired during the year[3]	Balance of shares held at 31 December 2007[3]
Don Morley	420,994	4,189	—	425,183

Peter Hay	41,212	1,678	—	42,890

Ron McNeilly	31,433	4,191	—	35,624

Mark Rayner	29,720	3,225	—	32,945

John Pizzey	—	217	13,000	13,217

1	Balance of shares held at 1 January 2008 and 31 December 2008 include directly held, and nominally held shares, and shares held by personally related entities.
2	Non-executive Directors are required to allocate a minimum of 10 per cent of their fees per annum to acquire shares in the Company.
3	Balance of shares held at 1 January 2007 and 31 December 2007 includes directly held, and nominally held shares and shares held by personally related entities.
4	Mark Rayner retired as a director of Alumina Limited on 1 May 2008. The balances of shares held against his name are as at 1 May 2008.

TABLE 8.0 SENIOR EXECUTIVES – HOLDINGS OF PERFORMANCE RIGHTS AND OPTIONS 2008

Specified Executives	John Bevan	John Marlay[4]	Ken Dean	Stephen Foster
Type of equity-based instrument	Performance Rights	Performance Rights	Performance Rights	Performance Rights
Number held at 1 January 2008[1]	—	241,700	104,800	81,250

Number granted during the year as remuneration[2]	—	78,500	39,000	25,200

Number vested during the year	—	—	—	—

Number lapsed during the year[3]	—	(320,200)	(25,250)	(29,550)

Number exercised during the year	—	—	—	—

Number held at 31 December 2008	—	—	118,550	76,900

1	Includes the number of Performance Rights granted that were subject to testing in June 2008, December 2008 and December 2008 but not yet vested.
2	Performance Rights granted in February 2008 for the three-year performance test period concluding in December 2010.
3	Performance Rights conditions were not met for the January 2006 grant and under the ESP Rules, 50 per cent of the entitlement lapsed with the remaining 50 per cent to be retested in June 2009. In addition, of the January 2005 grant tested in June 2008, 50 per cent lapsed.
4	Mr Marlay ceased employment with the Company on 31 July 2008 and pursuant to his employment contract and the Rules of the Alumina Employee Share Plan, he forfeited all invested Performance Rights as at his cessation date.

TABLE 8.1 SENIOR EXECUTIVES – HOLDINGS OF PERFORMANCE RIGHTS 2007

Specified Executives	John Marlay	Ken Dean	Stephen Foster
Type of equity-based instrument	Performance Rights	Performance Rights	Performance Rights
Number held at 1 January 2007[1]	206,150	50,500	72,600

Number granted during the year as remuneration[2]	107,100	54,300	35,300

Number vested during the year	—	—	—

Number lapsed during the year[3]	(71,550)	—	(26,650)

Number exercised during the year	—	—	—

Number held at 31 December 2007	241,700	104,800	81,250

1	Includes the number of Performance Rights granted that were subject to testing in June 2007, December 2006 and December 2007 but not yet vested.
2	Performance Rights granted in January 2007 for the three-year performance test period concluding in December 2009.
3	Performance Rights conditions were not met for the January 2005 grant and under the ESP Rules, 50 per cent of the entitlement lapsed with the remaining 50 per cent to be retested in June 2008. In addition, of January 2004 grant tested in June 2007, 50 per cent lapsed.

TABLE 8.2 DIRECTOR AND SENIOR EXECUTIVE PERFORMANCE RIGHTS GRANTED AND VESTED

	Number of Performance Rights granted during year		Number of Performance Rights vested during year
Name	2008	2007	2008	20071
Directors

John Bevan	—	—	—	—

John Marlay	78,500	107,100	—	—

Other key management personnel

Ken Dean	39,000	54,300	—	—

Stephen Foster	25,200	35,300	—	—

1	Performance Rights that vest result in the applicable shares being held on trust for the employee by the Alumina Employee Share Plan Pty Ltd. When exercisable, each right is convertible to one ordinary share in Alumina Limited.

TABLE 9.0 SENIOR EXECUTIVES SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2008

	Balance of shares as at 1 January 2008[1]	Shares acquired during the year under Employee Share Plan[2]	other Shares acquired during the year	Shares sold during the year	Balance of shares held at 31 December 2008[1]
John Bevan	—	—	108,360	—	108,360

John Marlay[4]	98,338	—	1,065	—	n/a

Ken Dean	9,741	—	12,662	—	22,403

Stephen Foster	33,147	—	13,716	—	46,863

TABLE 9.1 SENIOR EXECUTIVES SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2007

	Balance of shares as at 1 January 2007[3]	Shares acquired during the year under Employee Share Plan[2]	other Shares acquired during the year	Shares sold during the year	Balance of shares held at 31 December 2007[3]
John Marlay	90,338	—	8,000	—	98,338

Ken Dean[1]	—	—	9,741	—	9,741

Stephen Foster	28,675	—	4,472	—	33,147

1	Balance of shares held at 1 January 2008 and 31 December 2008 include directly held, and nominally held shares, and shares held by personally related entities.
2	Does not include Performance Rights granted under the ESP but not vested.
3	Balance of shares held at 1 January 2007 and 31 December 2007 include directly held, and nominally held shares, and shares held by personally related entities.
4	Mr Marlay ceased employment with Alumina Limited on 31 July 2008. At his date of retirement Mr Marlay held 99,403 shares in the Company.

This report is made in accordance with a resolution of the Directors.

Donald M Morley	John Bevan
Chairman	Chief Executive Officer

11 March 2009

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor for the audit of Alumina Limited for the year ended 31 December 2008 I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Alumina Limited and the entities it controlled during the period.

PricewaterhouseCoopers	Chris Dodd	Melbourne
	partner	11 March 2009

Liability limited by a scheme approved under Professional Standards Legislation

FINANCIAL SUMMARY

FULL YEAR REVIEW

Alumina Limited’s Net Profit After Tax was $168.0 million for 2008. Underlying earnings for the year declined 50.3 per cent to $201.6 million from $405.6 million in 2007. During the first half of 2008, strong AWAC revenues from a growing global aluminium market were offset by higher AWAC operating costs for alumina and aluminium production and the negative impact of a weaker USD dollar. Those trends dramatically reversed during the second half of the year, which saw falling demand and commodity prices and a substantial growth of global aluminium inventories ahead of the commencement of widespread production curtailments. The slowing world economy toward the end of 2008 also started to be reflected in falling prices of some key inputs to alumina refining and aluminium smelting, particularly energy prices, and the devaluation of most currencies when expressed in US dollars, including the Australian dollar. Those late 2008 input price realignments are expected to benefit 2009 operating costs as they flow through to realised cost reductions.

Alumina Limited 2008 Return on Equity was 8.5 per cent (25.5 per cent). Return on equity based on underlying earnings was 10.2 per cent (23.7 per cent), and 20.0 per cent excluding investments in current growth projects which are not yet contributing to earnings. Earnings were 12.9 cents per share (35.7 cents per share). Underlying earnings were 15.5 cents per share (33.2 cents per share).

Underlying earnings has been calculated by adding to reported net profit for the period an amount of $33.6 million relating to the net value of non-cash entries which do not reflect the year’s operations. These non-cash entries relate to mark-to-market valuations of AWAC embedded derivatives, which reflect future aluminium prices based on the forward market at the end of the period, and adjustments resulting from the actuarial assessment of future costs of retirement benefit obligations, net of investment returns, of AWAC employee benefit plans.

RETURNS AND DIVIDEND

2008 earnings and cash generation declined from the 2007 levels. In 2008 dividends received were $356.0 million ($444.9 million) all of which were fully franked dividends from Alcoa of Australia Ltd (2007: $424.0 million).

The Company paid a fully franked interim dividend in October 2008 of 12 cents per share. No final dividend was paid. Dividends paid in respect of 2008 therefore totalled 12 cents per share (2007: 24 cents per share), representing a payout of 82% of 2008 Net Profit after Tax (2007: 63%). The Board’s decision not to declare additional dividends in respect of 2008 was taken to conserve cash and is consistent with other cash conservation measures, including curtailment of high cost production and the deferral of growth projects already announced. The Board will continue to review the dividend at each half year in light of current and expected business conditions.

During 2008 the Directors introduced a new Dividend Reinvestment Plan (DRP) under which shareholders may elect to have their dividends invested in new shares issued by the Company at an undiscounted price relative to the market price during the pricing period. The Company also contracted with UBS for the underwriting of the issue of shares for the dividend paid on 31 March 2008. As a result of those arrangements, 23,883,213 additional shares were issued in April 2008 and a further 3,509,711 in October 2008.

FACTORS INFLUENCING THE RESULT

AWAC’s sales revenue increased by 9% compared with 2007, driven mainly by higher alumina sales volume, and higher realised alumina prices. Global demand for alumina and aluminium continued to increase in the first half of 2008, largely attributable to continued growth in consumption in China. Global demand fell substantially during the second half of 2008, resulting in the rapid build-up of aluminium inventories, and a fall in the LME aluminium price. The reduced demand led to the announcement by AWAC during the half-year of the curtailment of 1.5 million tonnes per annum of alumina production. The London Metal Exchange (LME) 3 month aluminium price increased by 13% during the first half of 2008 to average US$1.31/lb, but fell during the second half to average US$1.07/lb. The average LME aluminium price for 2008 was US$1.19/lb (US$1.21/lb).

AWAC’s average cost of alumina production increased by US$43/tonne year-on-year. Major operating cost increases which have impacted the alumina refining industry, including AWAC, were higher energy prices, which rose to record levels over the year to the third quarter, before declining in the fourth quarter of 2008, and other input cost increases including caustic soda and shipping freight rates. Additional cost was also incurred following the disruption of gas supplies in Western Australia in the third quarter of 2008.

Aluminium production costs at AWAC’s two smelters increased mainly due to higher alumina prices however margins were maintained.

AWAC and Alumina Limited do not currently hedge exposures to aluminium price risk or the currency exposures arising from operating activities. Neither AWAC nor Alumina had any commodity hedges in place at the end of 2008.

The AUD/USD exchange rate averaged US$0.85 cents in 2008 (84 cents in 2007). The first half 2008 rate was US$0.92 cents and in the second half-year averaged US$0.78 cents. As the global economic environment deteriorated markedly during the second half of 2008 the Australian dollar fell. That movement in the A$, to a year end rate of US$0.69 cents, and the movement in the Brazil Real, resulted in balance sheet movements which increased Alumina Limited’s reported profit by A$24 million.

AWAC’s alumina production was 14.4 million tonnes (14.3 million tonnes). The Pinjarra refinery established a new production level at a rate of 4.2mtpy in the fourth quarter, and Wagerup, Sao Luis and San Ciprian refineries also established annual production records.

2008 aluminium production was 388 thousand tonnes (2007 – 387 thousand tonnes).

AWAC CAPITAL PROJECTS

2008 was a year of substantial investment in the growth of the AWAC joint venture through expansion projects in bauxite mining and alumina refining in Brazil. These are long term investments in facilities which are well placed to meet future market demand.

Our investment in those AWAC growth projects will add new alumina capacity with low cash operating costs from second half 2009.

AWAC’s capital expenditure increased by 19% in 2008 to US$1,531 million (US$1,236 million). The majority of the expenditure related to construction of the growth projects in Brazil at Juruti and Alumar.

The Alumar refinery expansion project (AWAC share 1.1 million tonnes per annum) and the development of the new Juruti bauxite mine, which will initially supply 2.6 million tonnes per annum of bauxite for AWAC’s share of the Alumar refinery expansion are both expected to commence operations in mid 2009.

In July 2008 the Company advised that the estimated capital costs of AWAC’s current investment projects in Brazil had increased during the construction phase, due to the appreciation of Brazilian currency and increased construction costs. AWAC’s share of the Alumar refinery expansion and development of the new Juruti mine, including the cost of infrastructure to support future capacity expansion, was estimated in July 2008 to be approximately US$3.7 billion. Since that time construction has continued to progress to plan, and the projects are expected to be completed within the local currency budgets which were the basis of the July 2008 capital cost estimates. The subsequent weakening of the Brazilian Reais (BRL) against the US dollar has reduced the expected final US Dollar capital cost of the projects. During November 2008 the Company transacted a series of currency options to limit the risk of cost increases should the BRL strengthen during the remaining construction period. As a result of these developments, Alumina Limited’s share of the total capital cost of the projects is expected to be below US$1.4 billion.

AWAC announced in October that further work on the expansion of the Wagerup refinery in Western Australia had been suspended until market conditions improve. Other non-critical capital expenditure has also been deferred until economic conditions improve.

Sustaining capital expenditure of US$312 million (US$350 million) included investments in refinery residue disposal area development in Western Australia and Jamaica, extension of bauxite mining operations in Jamaica, and carbon anode baking facilities at the Portland smelter in Australia.

DEBT

Alumina Limited’s debt, net of cash, of A$981.0 million, was A$3.7 million higher than at the beginning of 2008.

At year end, Alumina Limited’s borrowings were A$1,047.8 million (A$1,006.4 million) A$41.4 million higher than at the beginning of 2008. In USD, the currency in which almost all the Company’s debt is drawn, debt at the end of 2008 was US$110 million lower than at the end of 2007. The increase in debt at year end, when expressed in AUD, mainly reflects movements in exchange rates and capital investments, offset by debt reduction following the issue of shares and a convertible bond and receipt of dividends from Alcoa of Australia. Cash at year end was A$66.8 million (A$29.1 million).

Alumina Limited’s share of the remaining 2009 funding requirements for AWAC’s investment in Brazil are expected to be met by Company borrowings and dividends from Alcoa of Australia. Interest costs in 2009 are expected to be similar to 2008.

Because of the nature of the Company’s holdings of AWAC assets, the funding of capital investments in AWAC companies, which are non-controlled associates of Alumina Limited, does not allow capitalisation of the interest paid on borrowings in the period before the AWAC assets become operational. As a result, all interest paid on borrowings, A$48.8 million in 2008 ($45.7 million) directly impact Alumina Limited earnings, even though a substantial portion relates to the funding of assets which are not yet generating income.

During 2008 Alumina Limited raised $910 million under an Entitlement offer. The Institutional Entitlement Offer raised approximately A$644 million and was taken up by 92% of institutional investors. Approximately 53% of the shares available under the Retail Entitlement Offer were taken up by eligible retail shareholders, with the remainder sold to institutional investors.

Alumina Limited also issued convertible bonds of US$350 million in May 2008. At year end, the debt component of these Bonds was A$442.6 million, and the equity component A$62.6 million. As a result of the Entitlement Offer, the conversion price of the bonds was A$7.76 per share at year end.

Other funding requirements during the year were met from committed bank facilities.

At 31 December 2008, Alumina Limited had committed undrawn debt facilities of A$1,090.7 million, equal to US$754 million. US$304 million of these facilities were due to mature during 2009, and Alumina Limited has extended US$229 million of these maturing facilities, the majority until July 2012. All four banks involved have extended their facilities, although one overseas bank has reduced its level of participation.

AWAC had minimal net debt at year end 2008.

CORPORATE COSTS

Alumina Limited’s 2008 corporate costs totalled $19.2 million ($13.8 million). Additional costs were incurred relating mainly to retirement benefits of $1.9 million on the retirement of the Chief Executive Officer, legal and tax fees associated with restructure of corporate holdings, financing costs, and preliminary work on a strategic research project in response to the Australian government’s Carbon Pollution Reduction Scheme. Corporate costs in 2009 are expected to return to levels similar to 2007. Alumina Limited’s 2008 borrowing costs totalled $48.8 million ($45.7 million) reflecting higher average AUD debt levels, offset by lower average interest rates.

During the year Alumina Limited purchased USD/Brazilian Real currency option contracts with maturity dates to match the remaining expected cash calls for the capital costs of the Brazil projects. Those options limit the Company’s foreign exchange exposure to adverse movements in the USD/Brazilian Real exchange rate in relation to those cash calls. The total premium paid on purchase of the options was US$9.3 million, of which A$7.9 million has been amortised into 2008 costs. Other than those currency options, Alumina Limited has no currency hedging or commodity derivatives in place.

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2009 – 14AWC

Standard & Poor’s today advised that Alumina Limited’s long term credit rating has been revised from “BBB+” (negative watch) to “BBB-” (negative outlook).

This brings Alumina Limited’s rating in line with that of its joint venture partner, Alcoa Inc.

Alumina Limited Chief Executive Officer, John Bevan, commented, “The revision to our credit rating was flagged by S&P in February. We recognise that credit ratings are impacted by the volatile and uncertain outlook in commodity markets. Our position on the cash cost curve has provided resilience, but global market conditions remain uncertain, and this has been reflected in our credit rating. The business is tracking to plan and will continue to be managed to optimise cash flow in the short to medium term”.

For investor enquiries:		For media enquiries:

Judith Downes		Nerida Mossop
Chief Financial Officer		Hinton and Associates
Phone:	+61 3 8699 2607	Phone:	+61 3 9600 1979
judith.downes@aluminalimited.com		Mobile:	+61 437 361 433

Stephen Foster

Company Secretary

2 April 2009

ALUMINA LIMITED

(ABN 85 004 820 419)

AND CONTROLLED ENTITIES

FINANCIAL REPORT FOR THE YEAR ENDED

31 DECEMBER 2008

ALUMINA LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2008

The financial report covers both Alumina Limited as an individual entity and the consolidated entity of Alumina Limited and its subsidiaries. The financial report is presented in the Australian currency.

Alumina Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: Alumina Limited, Level 12, IBM Centre, 60 City Road, Southbank Victoria 3006.

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 10-17 and in the directors’ report on page 48, both of which are not part of this financial report.

The financial report was authorised for issue by the directors on 11 March 2009. The Company has the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial reports and other information are available at our Shareholders’ Centre on our website: www.aluminalimited.com.

ALUMINA LIMITED AND CONTROLLED ENTITIES

INCOME STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2008

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2008	2007	2008	2007
Revenue from continuing operations	4	3.5	2.6	359.0	439.7
Other income	5	0.4	0.2	0.4	67.0
General and administrative expenses		(19.2)	(13.8)	(18.1)	(13.3)
Other expenses	6	—	—	(276.0)	—
Change in fair value of derivatives		(7.9)	—	(7.9)	—
Finance costs	6(a)	(48.8)	(45.7)	(41.8)	(45.7)
Share of net profits of associates accounted for using the equity method	12(h)	242.6	494.6	—	—

Profit before income tax		170.6	437.9	15.6	447.7
Income tax (expense)/credit	7(a)	(2.6)	(1.5)	15.1	(1.8)

Profit attributable to members of Alumina Limited		168.0	436.4	30.7	445.9

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:

Basic earnings per share	8	12.9c	35.7c

Diluted earnings per share	8	12.9c	35.7c

The above income statements should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

BALANCE SHEETS AS AT 31 DECEMBER 2008

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2008	2007	2008	2007
CURRENT ASSETS
Cash and cash equivalents	10	66.8	29.1	64.5	24.7
Derivative financial instruments		6.6	—	6.6	—
Receivables – other	11	72.7	0.1	1,323.3	497.5
Other assets		1.6	—	1.6	—

Total current assets		147.7	29.2	1,396.0	522.2

NON-CURRENT ASSETS
Investments accounted for using the equity method	12	3,748.6	2,657.0	1,077.7	1,037.7
Other financial assets	13	—	—	940.2	887.3
Property, plant and equipment	14	0.2	0.3	0.2	0.3
Deferred tax assets	18	2.1	2.1	2.1	2.1

Total non-current assets		3,750.9	2,659.4	2,020.2	1,927.4

TOTAL ASSETS		3,898.6	2,688.6	3,416.2	2,449.6

CURRENT LIABILITIES
Payables	15	55.6	15.8	53.8	15.8
Interest-bearing liabilities	16	360.9	440.6	360.9	440.6
Current tax liabilities		0.4	1.0	—	—
Provisions	17	0.1	0.1	0.1	0.1
Other		1.6	1.1	1.5	1.0

Total current liabilities		418.6	458.6	416.3	457.5

NON-CURRENT LIABILITIES
Interest-bearing liabilities	16	686.9	565.8	739.2	565.8
Provisions	19	0.3	0.3	0.3	0.3

Total non-current liabilities		687.2	566.1	739.5	566.1

TOTAL LIABILITIES		1,105.8	1,024.7	1,155.8	1,023.6

NET ASSETS		2,792.8	1,663.9	2,260.4	1,426.0

EQUITY
Parent entity interest:
Contributed equity	20	1,444.4	411.9	1,444.4	411.9
Treasury shares	22(f)	(0.7)	(0.7)	—	—
Reserves:
- Group		214.3	12.6	287.2	242.2
- Associates	12(d)	1.9	1.4	—	—
Retained profits:
- Group	22(e)	743.6	736.0	528.8	771.9
- Associates	12(c)	389.3	502.7	—	—

TOTAL EQUITY		2,792.8	1,663.9	2,260.4	1,426.0

The above balance sheets should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2008

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2008	2007	2008	2007
Total equity at the beginning of the year		1,663.9	1,754.6	1,426.0	1,505.1

Change in the fair value of cash flow hedges, net of tax [1]	22(b)	0.5	16.7	—	—
Exchange differences on translation of foreign operations	22(a)	157.8	(18.8)	—	—

Net income/(loss) recognised directly in equity		158.3	(2.1)	—	—

Profit for the year		168.0	436.4	30.7	445.9

Total income and expense recognised in equity and profit during the year		326.3	434.3	30.7	445.9

Transactions with equity holders in their capacity as equity holders:
Dividend Reinvestment Plan		146.5	—	146.5	—
Rights issue, net of transaction costs		886.0	—	886.0	—
Option premium on convertible bonds		44.7	—	44.7	—
Transaction costs on convertible bonds		(1.1)	—	—	—
Share buy back		—	(250.1)	—	(250.1)
Movement in share based payments reserve	22(c)	0.3	0.7	0.3	0.7
Dividends provided for or paid		(273.8)	(275.6)	(273.8)	(275.6)

		802.6	(525.0)	803.7	(525.0)

Total equity at the end of the financial year		2,792.8	1,663.9	2,260.4	1,426.0

[1]	Short term AWAC energy price hedging, principally natural gas and fuel oil. Refer note 1(p).

The above statements of changes in equity should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CASH FLOW STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2008

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2008	2007	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of goods and services tax)		(22.5)	(13.6)	(22.4)	(13.1)
GST refund received		1.6	0.8	1.6	0.8
Dividends received from associates		356.0	444.9	356.0	437.2
Interest received		3.1	2.6	3.0	2.5
Interest paid		(55.1)	(42.6)	(49.7)	(42.6)
Income taxes paid		(1.2)	(1.6)	—	—
Other		(1.8)	(1.6)	(1.8)	(1.2)

Net cash inflow from operating activities	23(a)	280.1	388.9	286.7	383.6

CASH FLOWS FROM INVESTING ACTIVITIES
Loans to controlled entities		—	—	(818.5)	(482.5)
Payments for investment in associates		(747.9)	(489.4)	—	—
Payments for investment in partnership		(40.0)	—	(40.0)	—
Loans to related parties		(70.0)	—	—	—
Payments for option premiums		(14.5)	—	(14.5)	—

Net cash outflow from investing activities		(872.4)	(489.4)	(873.0)	(482.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares		118.2	—	118.2	—
Proceeds from issue of convertible bonds		360.0	—	360.0	—
Proceeds from borrowings		1,257.1	632.6	1,257.1	632.6
Repayment of borrowings		(1,802.2)	(146.0)	(1,802.2)	(146.0)
Payments for purchases of buy-back shares		—	(250.1)	—	(250.1)
Proceeds from rights issue		910.3	—	910.3	—
Payments for rights issue related costs		(22.4)	—	(22.4)	—
Proceeds from related parties		50.8	—	50.8	—
Dividends paid		(245.7)	(275.6)	(245.7)	(275.6)

Net cash inflow/(outflow) from financing activities		626.1	(39.1)	626.1	(39.1)

Net increase/(decrease) in cash and cash equivalents		33.8	(139.6)	39.8	(138.0)
Cash and cash equivalents at the beginning of the financial year		29.1	169.0	24.7	162.7
Effects of exchange rate changes on cash and cash equivalents		3.9	(0.3)	—	—

Cash and cash equivalents at the end of the financial year	10(a)	66.8	29.1	64.5	24.7

The above cash flow statements should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Alumina Limited as an individual entity and the consolidated entity consisting of Alumina Limited and its subsidiaries.

A	BASIS OF PREPARATION

This general purpose financial report has been prepared in accordance with Australian Accounting Standards (AASBs) (including Australian Interpretations) adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001.

The current assets for the Group are lower than the current liabilities for the Group. This is due to the classification of investment in associates as a non-current asset and the required classification of interest bearing liabilities. Since the end of the financial year, the Group has renegotiated the facilities that matured in 2009. The Group has obtained agreement on the extension of US$229 million of these facilities (refer Note 16(d)).

Compliance with IFRS

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report of Alumina Limited complies with International Financial Reporting Standards (IFRS).

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit and loss.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

B	PRINCIPLES OF CONSOLIDATION

(i) Subsidiaries

The consolidated financial report is prepared on a consolidated entity basis for Alumina Limited (parent entity) and the entities it controls (controlled entities). AIFRS defines controlled entities as existing where the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The financial statements of the subsidiaries are included in the consolidated financial report, from the date that control commences until it ceases. All material controlled entities in the consolidated entity are companies. The economic entity consisting of Alumina Limited and its controlled entities is referred to in the financial report as ‘the Group’. In preparing the consolidated financial statements, the effects of all transactions between entities within the Group are eliminated in full, including unrealised profits and losses on transactions with associates accounted for on an equity basis.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

(ii) Associates

Associates are those entities over which the consolidated entity exercises significant influence but not control over the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the financial statements of the parent entity using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves, is recognised in reserves after aligning back to Group accounting policies. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity’s income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(ii) Employee Share Trust

The Group has formed a trust to administer the Group’s employee share scheme. This trust is consolidated, as the substance of the relationship is that the trust is controlled by the Group.

Shares held by the Alumina Employee Share Acquisition Plan Trust are disclosed as treasury shares and deducted from contributed equity.

C	INCOME TAX

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Additional withholding taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

Tax consolidation legislation

Alumina Limited and its wholly-owned Australian controlled entities have implemented tax consolidation legislation.

The head entity, Alumina Limited, and the controlled entities in the tax consolidated Group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated Group continues to be a stand alone entity in its own right.

In addition to its own current and deferred tax amounts, Alumina Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated Group.

Assets and liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Details of the tax funding agreement are disclosed in Note 7.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

D	FOREIGN CURRENCY TRANSLATION

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is Alumina Limited’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Controlled foreign entities

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to the translation reserve in shareholders’ equity. When a foreign operation is sold or borrowings are repaid, a proportionate share of such exchange differences are recognised in the income statement, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

E	PROPERTY, PLANT AND EQUIPMENT

Owned Assets

Items of property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Leased Assets

The company leases office facilities under an operating lease agreement. Payments made under this agreement are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

F	RECEIVABLES

All trade debtors are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts, which in practice will equal the amounts receivable upon settlement. Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the impairment loss is recognised in the income statement within other expenses. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in the income statement.

G	CASH AND CASH EQUIVALENTS

For cash flow statement presentation purposes, cash and cash equivalents comprise cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are netted against cash on hand.

H	IMPAIRMENT OF ASSETS

The Group assesses at each balance date whether there is objective evidence that the investment in associates is impaired. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

I	ACQUISITION OF ASSETS

The purchase method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange, unless the published market price is an unreliable indicator of fair value and other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

J	DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land and investment properties) over its expected useful life to the consolidated entity.

Office furniture	8 years

Computers and other office equipment	4 years

K	BORROWINGS

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the amortised cost (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised basis until extinguished or conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

L	BORROWING COSTS

Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method and certain foreign exchange differences arising from foreign currency borrowings. Borrowing costs incurred for the construction of any qualifying asset are capitalised during the time that it is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

M	TRADE AND OTHER PAYABLES

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

N	REVENUE

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid.

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity’s right to receive payments is established.

O	EMPLOYEE BENEFITS

(i) Salaries and annual leave

Liabilities for salaries and annual leave are recognised in current provisions (i.e. expected to be settled in 12 months), and are measured as the amount unpaid at reporting date at expected pay rates in respect of employees’ services up to that date, including related on-costs.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.

(iii) Share-based payments

Share-based compensation benefits are provided to employees via the Alumina Employee Share Plan. Information relating to these schemes is set out in Note 21.

The fair value of options granted under the Alumina Employee Share Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a methodology which employs the Monte Carlo simulation and a Black-Scholes option pricing model. This methodology takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in the income statement with a corresponding adjustment to equity.

(iv) Superannuation

Since 27 July 2001, all employer contributions and ongoing management of employees’ superannuation entitlements have been managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund, except where the relevant employees elect for those contributions to be paid to an alternate fund. Alumina employees are members of a sub-plan of the WMC Superannuation Plan, created specifically for Alumina. The plan is an accumulation category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an operating cost.

(v) Defined Benefit Plans

Alumina Limited’s associates have defined benefit plans in place. The associates’ net obligation in respect of defined benefit plans, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The discount rate is the yield at the balance sheet date on government bonds that have maturity dates approximating the terms of the associated entity’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the calculation results in plan assets exceeding liabilities to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

All actuarial gains and losses are recognised in earnings of the associates.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

During 2007, accounting guidance “IFRIC 14 IAS-19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” was released clarifying the application of net asset capping. The new interpretation states that a net asset cap is applied after taking into consideration the future life of an entity rather than future life of the existing Plan members. The new guidelines are mandatory for periods beginning on or after 1 January 2008.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

P	DERIVATIVES

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The method of recognising gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

Net investment in a foreign operations hedge

The portion of a gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement. The gain or loss on hedging instruments relating to the effective portion of the hedge that has been recognised directly in equity shall be recognised in profit or loss on disposal of the foreign operation.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expense.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Embedded Derivatives

Under AIFRS, sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. AIFRS requires the future purchases under these contracts to be marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. The embedded derivative in relevant AWAC contracts has been assessed and marked to market on the balance date. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates.

Q	DIVIDENDS

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

R	EARNINGS PER SHARE

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

S	SEGMENT REPORTING

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments. Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The company operates in the alumina/aluminium business through its equity interests in AWAC.

T	PROVISIONS

Provisions for legal claims and service warranties are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

AWAC is required to rehabilitate bauxite mines and refineries upon cessation of operations.

Closedown and restoration costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Closedown and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs.

The costs are estimated on the basis of a closure model. The cost estimates are calculated annually during the life of the operation to reflect known developments, and are subject to regular reviews.

The amortisation or unwinding of the discount applied in establishing the net present value of provisions is charged to the profit and loss account in each accounting period. The amortisation of the discount is shown as a financing item. Other movements in the provisions for closedown and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to lives of operations and revisions to discount rates are capitalised within fixed assets. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance date. All costs of continuous rehabilitation work are charged to the provision as incurred.

U	CONTRIBUTED EQUITY

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

V	NEW ACCOUNTING STANDARDS

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2008 reporting periods. The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below:

i) AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a ‘management approach’ to reporting on financial performance. The information being reported will be based on what the key decision makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. Application of AASB 8 may result in different segments, segment results and different types of information being reported in the segment note of the financial report. However, it will not affect any of the amounts recognised in the financial statements.

ii) AASB 2008-8 Amendments to Australian Accounting Standards – Eligible Hedged Items

AASB 2008-8 was issued in August 2008. It is effective for accounting periods beginning or after 1 July 2009 and must be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors .The amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The amendments are considered unlikely to have a material impact on the Group.

(iii) Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101

A revised AASB 101 was issued in September 2007 and is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period. The Group intends to apply the revised standard from 1 January 2009.

(iv) AASB Interpretation 16 Hedges of a Net Investment in a Foreign Operation

AASB Interpretation 16 was issued in August 2008 and applies to reporting periods commencing on or after 1 October 2008. The interpretation clarifies which foreign currency risks qualify as hedged risk in the hedge of a net investment in a foreign operation and that hedging instruments may be held by any entity or entities within the group. It also provides guidance on how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. AASB Interpretation 16 will become mandatory for the Group’s 31 December 2009 financial statements. The Group has not yet determined the potential effect of the interpretation.

(v) AASB 2008-5 Amendments to Australian Accounting Standards arising from the Annual Improvement Process and 2008-6 Further Amendments to Australian Accounting Standards arising from The Annual Improvement Process

AASB 2008-5 is effective for annual reporting periods commencing on or before 1 January 2009. The amendments affect various AASBs resulting in minor changes for presentation, disclosure, recognition and measurement purposes. The amendments will apply to the Group’s 31 December 2009 financial statements and are not expected to have any impact on the financial statements.

(vxi) AASB 2008-7 Amendments to Australian Standards – Cost of an Investment in subsidiary, Jointly Controlled Entity or Associate

AASB 2008-7 is effective for annual reporting periods commencing on or before 1 January 2009. The amendments change the recognition and measurement of dividend receipts as income and addresses the accounting of a newly formed parent entity in the separate financial statements. The amendments will apply to the Group’s 31 December 2009 financial statements. The Group has not yet determined the potential effect of the amendments.

X	ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the “rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

2.	FINANCIAL RISK MANAGEMENT

The Group and the parent entity have exposure to the following risks from their use of financial instruments:

•	Market risk

•	Credit risk

•	Liquidity risk

This note presents information about the Group’s and parent entity’s exposure to each of the above risks, their objectives, policies and processes for measuring and managing risk, and the management of capital. Further quantitative disclosures are included throughout this financial report. The exposures to these risks by the parent are similar to those of the Group.

Financial risk management is carried out by a Treasury Committee which is responsible for developing and monitoring risk management policies.

Risk management policies are established to identify and analyse the risks faced by the Group and the parent, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group and parent’s activities.

(a)	MARKET RISK

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Group enters into derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines of the Treasury Committee.

(i)	Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the Group’s or parent entity’s functional currency. The Group operates internationally and is exposed to foreign exchange risk arising from various currencies, primarily the US dollar in which most of AWAC’s sales are denominated.

During 2008 the Group managed this risk partly by borrowing in US dollars to provide a hedge of its US dollar denominated assets, and by borrowing in Australian dollars for its further funding needs, however these Australian dollar borrowings have been repaid in full.

The Group generally does not hedge its other exposures except through the near-term forward purchase of currency to meet operating requirements. However, in December 2008 the Group paid US$9.3 million for BRL Call Options to reduce its exposure to movements in the BRL/USD exchange rate arising from capital expenditure on the Juruti and Alumar projects.

The Group’s assessed sensitivity of after tax profit to each one US cent movement in the average US dollar / Australian dollar exchange rate during 2008 was approximately $12 million.

In addition, had the Australian Dollar at 31 December 2008, weakened / strengthened by 20 per cent against the US Dollar, with all other variables held constant, post-tax profit for the year would have been $4.0 million higher / $6.0 million lower (2007: $4.2 million higher / $5.1 million lower based on 10 per cent), mainly as a result of foreign exchange gains/losses on translation of Alcoa of Australia’s US dollar denominated trade receivables, trade payables and the effect on the fair value of embedded derivatives in long term raw material purchase contracts.

Equity would have been $4.0 million higher / $6.0 million lower (2007: $4.2 million higher / $5.1 million lower based on 10 per cent) had the Australian dollar weakened / strengthened by 20 per cent against the US dollar, arising mainly as a result of foreign exchange gains/losses on translation of US dollar denominated items as detailed in the above section relating to profit. The sensitivity factors relating to Equity are the same as detailed in the above section relating to profit.

(ii)	Price risk

The Group is exposed to commodity price risk through its investment in the AWAC joint venture.

The price of AWAC sales of alumina and aluminium are, in most cases, related to the price of aluminium as quoted on the London Metal Exchange at the time of the shipment. During 2008, AWAC did not hedge its aluminium price risk.

As at 31 December 2008, had the LME Aluminium price weakened / strengthened by 20 per cent with all other variables held constant, post-tax profit for the year for the Group would have been $19.4 million lower/ $37.2 million higher (2007: $40.4 million higher / lower based on 10 per cent). The sensitivity of earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes in the LME aluminium price.

AWAC is exposed to the price of various other commodities used in the refining and smelting processes, particularly energy (oil, gas, coal and electricity) and caustic soda. AWAC manages commodity price risks through long-term purchase contracts for some input costs. Some energy price risk is managed through short-term commodity hedges.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

2.	FINANCIAL RISK MANAGEMENT (continued)

(iii)	Cash flow and fair value interest rate risk

The Group’s main interest rate risk arises from its borrowings. There are no long term borrowings within any AWAC entities.

Borrowings by the Group at variable rates expose it to cash flow interest rate risk. Borrowings at fixed rates would expose the Group to fair value interest rate risk.

When managing interest rate risk, the Group seeks to reduce the overall cost of funds. Group policy is to maintain borrowings predominately at variable rates, based on the assessed correlation of movements in interest rates to movements in the Group’s revenues. During 2008 and 2007, the Group’s borrowings were all on a variable rate basis except for the convertible bonds issued in May 2008 which bear interest at the rate of 2 per cent per annum.

Had interest rates during 2008 been 1 percentage point higher / lower than the average of 3.6 per cent, with all other variables held constant, pre-tax profit for the year would have been A$8.0 million lower / higher (2007: A$7.9 million lower / higher).

Additional information on the Group’s interest rate risk is shown in Note 25.

(b)	CREDIT RISK

The Group has a significant concentration of credit risk to companies controlled by Alcoa Inc. This concentration is accepted as a consequence of the Group’s participation in the AWAC joint venture. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted, and exposure limits are assigned based on actual independent rating and Board approved guidelines.

The creditworthiness of all customers is assessed taking into account their financial position, past experience, country risk and other factors.

Based on this assessment and policy guidelines, the terms of sale are determined. Sales to customers of low credit quality are made on secure terms which means title over goods is retained until payment is received or has been guaranteed by a third party of acceptable credit quality. Customers of higher credit quality are assigned credit limits and sales are conducted on open terms while exposures remain within the credit limit. Utilisation of credit limits for customers and financial counterparties is monitored daily.

Credit risk further arises in relation to financial guarantees given to certain parties (see note 26 for details). Such guarantees are only provided in exceptional circumstances and are subject to specific board approval.

(c)	LIQUIDITY RISK

Prudent liquidity risk management requires maintaining sufficient cash and credit facilities to ensure the Group’s commitments and plans can be met. This is managed by maintaining committed undrawn credit facilities to cover reasonably expected forward cash requirements.

The table below analyses the Group’s financial liabilities. At 31 December 2008, the Group had derivative financial instruments. The amounts disclosed in the table are undiscounted principal amounts.

In addition, the Group pays interest on these facilities. Interest is based on LIBOR for all facilities other than the convertible bond, where fixed interest of 2 per cent is paid.

Additional information on the Group’s borrowings, including committed undrawn facilities, are shown in Notes 16 and 24.

At 31 December 2008	Less than 1 year $Million	Between 1 and 2 years $Million	Between 2 and 5 years $Million		Over 5 years $Million
Interest-bearing liabilities	360.9	—	686.9	[1]	—
Related party loan	50.8	—	—		—
Payables	4.8	—	—		—

At 31 December 2007	Less than 1 year $Million	Between 1 and 2 years $Million	Between 2 and 5 years $Million		Over 5 years $Million
Interest-bearing liabilities	440.6	285.5	280.3		—
Payables	15.8	—	—		—

[1]

At a parent entity level, interest bearing liabilities between 2 and 5 years amount to $739.2 million which comprise of interest-bearing liabilities of $244.3 million and a loan to Alumina Finance Limited of $494.9 million

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

2.	FINANCIAL RISK MANAGEMENT (continued)

(d)	FAIR VALUE ESTIMATION

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair values of the Group’s financial assets and liabilities, together with the carrying amounts in the balance sheet, are disclosed in note 25(b).

The carrying value less impairment provision for current receivables and payables is a reasonable approximation of their fair values due to the short-term nature of the receivables. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

Sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. Committed future purchases under those contracts are marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates. During 2008, embedded derivatives in AWAC contracts resulted in an increase of $69.5 million to Net Profit (2007: $8.1 million reduction).

(e)	CAPITAL MANAGEMENT

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return of capital, which the Group defines as net operating income divided by total shareholders’ equity and the gearing ratio (note 20(e)). The Board of Directors also determine dividends paid to ordinary shareholders.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below.

(a)	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Embedded derivatives

The Group has recognised a liability for derivative financial instruments through its equity investment in AWAC in accordance with AASB 139 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this liability, AWAC has applied management estimates for long term commodity prices. Were the actual prices to differ by 20 per cent to managements estimates, the Group would need to:

•

increase the derivative financial instruments liability by $27.7 million (2007: $57.8 million based on 10 per cent) and decrease the deferred tax liability by $8.3 million (2007: $17.3 million based on 10 per cent), if unfavourable; or

•

decrease the derivative financial instruments liability by $53.1 million (2007: $57.8 million based on 10 per cent) and increase the deferred tax liability by $15.9 million (2007: $17.3 million based on 10 per cent), if favourable.

Retirement benefit obligations

The Group recognised a net liability for retirement benefit obligations under the defined benefit superannuation arrangements, through its investment in AWAC. All plans are valued in accordance with AASB 119 Employee Benefits. These valuations require actuarial assumptions to be made.

Asset retirement obligations

The estimated costs of rehabilitating mined areas and restoring operating sites are reviewed annually and fully provided at the present value. The amount of obligations recognised by AWAC includes the costs of mine areas and residue areas rehabilitation and reclamation, plant closure and subsequent monitoring of the environment. Where rehabilitation and remediation is anticipated to occur within the next 12 months the provision is carried as a current liability. Any outflow greater than 12 months is held as a non-current liability. This requires judgemental assumptions regarding future environmental legislation, the extent of reclamation activities required, plant and site closure and discount rates to determine the present value of these cash flows.

For mine reclamation and residue areas the asset retirement obligations are based on detailed studies of useful lives. The provisions have been estimated using existing technology, at current prices inflated by estimated future CPI and discounted at a rate appropriate for the asset location.

Estimated impairment of investment in associates

The Group tests annually whether the investment in associates has suffered any impairment, in accordance with the accounting policy stated in note 1(h). The recoverable amounts of cash–generating units have been determined based on value-in-use calculations. The key assumptions used in the calculation were those relating to future aluminium prices, oil and gas prices and exchange rates. Additionally a discount rate is applied to determine the NPV of future cashflows.

4.	REVENUE

		Consolidated Entity $Million		Parent Entity $Million
	Notes	2008	2007	2008	2007
From continuing operations
Other revenue
Dividends received from associates		—	—	356.0	424.0
Dividend received from subsidiary companies		—	—	—	13.2
Interest received/receivable		3.5	2.6	3.0	2.5

Total revenue		3.5	2.6	359.0	439.7

5.	OTHER INCOME

Foreign exchange gains (net)	—	—	—	66.8
Sundry income	0.4	0.2	0.4	0.2

Total other income	0.4	0.2	0.4	67.0

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

6.	EXPENSES

Profit before tax includes the following specific expenses:
Depreciation on plant and equipment			0.1	—	0.1	—
Finance costs	6	(a)	48.8	45.7	41.8	45.7
Contributions to the superannuation fund:
- accumulation category			0.2	0.2	0.2	0.2
Operating lease rentals			0.1	0.1	0.1	0.1
Foreign exchange losses (net)			—	—	276.0	—

(a)	Finance costs

Interest and finance charges paid/payable:
- unrelated corporations		48.8	45.7	36.5	45.7
- related corporations		—	—	5.3	—

		48.8	45.7	41.8	45.7

Interest received/receivable:
- unrelated corporations		(3.1)	(2.6)	(3.0)	(2.5)
- related corporations		(0.4)	—	—	—

	4	(3.5)	(2.6)	(3.0)	(2.5)

Net finance cost		45.3	43.1	38.8	43.2

7.	INCOME TAX EXPENSE

	Consolidated Entity $Million		Parent Entity $Million
	2008	2007	2008	2007
(a) Income tax expense
Current tax (expense)/income	(2.6)	(1.8)	13.3	(1.8)
Over provision of tax in prior years	—	0.3	1.8	—

Aggregate income tax (expense)/income for the year	(2.6)	(1.5)	15.1	(1.8)

(b) Numerical reconciliation of income tax expense to prima facie tax payable
Profit from ordinary activities before tax	170.6	437.9	15.6	447.7
Surplus/(shortfall) of dividends received/receivable over equity share of profits	113.4	(49.7)	—	—

Adjusted profit from ordinary activities before tax	284.0	388.2	15.6	447.7

Prima facie tax expense at the rate of 30% (2007 – 30%)	(85.2)	(116.5)	(4.7)	(134.3)

The following items caused the total charge for income tax to vary from the above:
Rebateable and exempt dividends	356.0	444.9	356.0	437.2
Amounts assessable for tax	(1.1)	(60.2)	(1.1)	(60.2)
Income not assessable for tax	—	—	—	66.7
Non-deductible expenses	(18.5)	(13.7)	(20.4)	(13.4)
Effect of transactions within the tax-consolidated group that are exempt from taxation	—	—	(141.3)	—
Previously unrecognised tax losses now recouped to reduce current tax expense	—	11.4	—	11.4
Tax losses not recognised	(60.0)	—	(133.3)	—
Other	(1.0)	(0.1)	—	—

Net movement	275.4	382.3	59.9	441.7

Tax effect of the above adjustments at 30% (2007: 30%)	82.6	114.7	18.0	132.5
Over provision of tax in prior years	—	0.3	1.8	—

Consequent reduction in charge for income tax	82.6	115.0	19.8	132.5

Income tax (expense)/credit for the period	(2.6)	(1.5)	15.1	(1.8)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

7.	INCOME TAX EXPENSE (continued)

		Consolidated Entity $Million		Parent Entity $Million
	Notes	2008	2007	2008	2007
(c) Tax losses
Tax losses – revenue		767.6	309.4	172.5	12.6
Tax losses – capital		1,070.8	1,070.8	1,070.8	1,070.8

Total unused tax losses		1,838.4	1,380.2	1,243.3	1,083.4

Potential tax benefit – revenue	18	254.1	104.7	51.7	3.7
Potential tax benefit – capital	18	321.3	321.3	321.3	321.3

		575.4	426.0	373.0	325.0

The benefits for tax losses will only be obtained if:

(i)	the consolidated entity derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii)	the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

(d)	Tax consolidation legislation

Alumina Limited and its wholly-owned Australian subsidiaries have implemented tax consolidation under the applicable legislation as of 1 January 2004. The accounting policy in relation to this legislation is set out in Note 1(c).

As provided for under the tax consolidation legislation, the entities in the tax consolidated Group entered into a tax sharing agreement to limit the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Alumina Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Alumina Limited for the assumption of any current tax payable and are compensated by Alumina Limited for any current tax receivable, and for any deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Alumina Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables or payables.

8.	EARNINGS PER SHARE

			Consolidated Entity
			2008	2007
(a)	Basic earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	12.9	35.7	[1]

(b)	Diluted earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	12.9	35.7	[1]

			Number of Shares
			2008	2007
	Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share		1,300,406,434	1,220,944,222

(c)	Information concerning classification of securities

The convertible bonds of US$350 million issued in May 2008 could potentially dilute earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were anti-dilutive for the period. Details relating to the bonds are set out in Note 16.

(d)	Conversion, call, subscription or issue after 31 December 2008

There have been no movements in share capital since 31 December 2008.

(e)	Reconciliations of earnings used in calculating earnings per share

	$Million
	2008	2007
Profit from ordinary activities attributable to the ordinary equity holders of the company used in calculating basic and diluted earnings per share	168.0	436.4

[1]	Prior year earnings per share have been restated for the rights issue.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

9.	DIVIDENDS

	Consolidated Entity $Million		Parent Entity $Million
	2008	2007	2008	2007
Interim dividend of 12 cents fully franked at 30% per fully paid share declared 31 July 2008 and paid 14 October 2008 (2007: 12 cents fully franked at 30% per fully paid share, paid on 5 September 2007).	138.3	135.5	138.3	135.5

Final dividend of 12 cents fully franked at 30% per fully paid share, paid on 31 March 2008 (2007: 12 cents fully franked at 30% per fully paid share, paid on 9 March 2007).	135.5	140.1	135.5	140.1

	273.8	275.6	273.8	275.6

Dividends paid per share	24.0c	24.0c	24.0c	24.0c

(a)	Dividends paid during the year

The dividend paid on 14 October 2008 was the interim dividend for 2008. The dividend paid on 31 March 2008 was the final dividend for 2007.

(b)	Dividends not recognised at year end

There have been no dividends declared since year end.

(c)	Franked dividends

	Consolidated Entity $Million		Parent Entity $Million
	2008	2007	2008	2007

The fully franked dividends received from Alcoa of Australia Limited in the financial year were	356.0	424.0	356.0	424.0

Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements:
Class ‘C’ (30%) franking credits available for subsequent financial years, based on a tax rate of 30% (2007: 30%)	191.8	156.5	191.8	156.5

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d) franking credits that may be prevented from being distributed in subsequent financial years.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

10.	CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2008	2007	2008	2007
Cash at bank and on hand		66.8	29.1	64.5	24.7

		66.8	29.1	64.5	24.7

(a)	Reconciliation of cash at the end of the year

For the purposes of the statements of cash flows, cash represents cash on hand, at the bank and on short-term deposit (maturity of three months or less) less bank overdrafts:

Balances as above	66.8	29.1	64.5	24.7

Balances as per cash flow statements	66.8	29.1	64.5	24.7

(b)	Cash at bank and on hand

Average interest rate on cash holdings during 2008 was 5.9% (2007: 6.0%)

(c)	Money market deposits

There were no interest bearing deposits at 31 December 2008. (2007: nil).

11.	CURRENT ASSETS – RECEIVABLES

Other debtors	0.6	0.1	0.2	0.1
Loans to related parties	72.1	—	—	—
Loans to controlled entities	—	—	1,323.1	497.4

	72.7	0.1	1,323.3	497.5

(a)	Impaired receivables

There were no impaired receivables for the Group and the parent in 2008 or 2007.

At 31 December 2008 there were no receivables that were past due.

(b)	Fair value and credit risk

Due to the short-term nature of these receivables, their carrying value is assumed to approximate their fair value.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables mentioned above. The Group does not hold any collateral as security. Refer to note 2 for more information on the risk management policy of the Group.

(c)	Foreign exchange and interest rate risk

The carrying amounts of the Group’s and parent entity’s current and non-current receivables are denominated in the following currencies.

	Consolidated Entity $Million		Parent Entity $Million
	2008	2007	2008	2007
Australian Dollars	0.2	0.1	1,252.7	497.5

Euro	35.7	—	35.5	—

A$ equivalent of the above currencies	72.7	0.1	1,323.3	497.5

A summarised analysis of the sensitivity of these receivables to foreign exchange and interest rate risk can be found in Note 2.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2008	2007	2008	2007

(a) Securities not quoted on a prescribed stock exchange

(i) Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.

The investment in AWAC is accounted for in the consolidated financial statements using the equity method of accounting and carried at cost by the parent entity.

Securities at cost:
Balance brought forward		2,152.9	1,748.5	1,037.7	1,037.7
Additional funding/capitalisation in AWAC entities		747.9	489.4	—	—
Foreign currency revaluation		416.6	(85.0)	—	—

Equity accounted cost of AWAC		3,317.4	2,152.9	1,037.7	1,037.7
Equity in retained profits of AWAC	12(c)	389.3	502.7	—	—
Equity in reserves of AWAC	12(d)	1.9	1.4	—	—

Equity accounted carrying value of AWAC		3,708.6	2,657.0	1,037.7	1,037.7

(ii) Interest in Enterprise Partnership

The interest in Enterprise Partnership is accounted for in the consolidated financial statements using the equity method of accounting and carried at cost by the parent entity.

Securities at cost:
Balance brought forward		—	—	—	—
Contributions for the period		40.0		40.0	—

Equity accounted cost of Enterprise Partnership		40.0	—	40.0	—
Equity in retained profits of Enterprise Partnership	12(c)	—	—	—	—

Equity accounted carrying value of Enterprise Partnership		40.0	—	40.0	—

Total investments accounted for using the equity method		3,748.6	2,657.0	1,077.7	1,037.7

(b) Equity accounted share of profits and dividends
(i) AWAC
Equity share of profits before tax		426.8	729.1
Equity share of tax		(184.2)	(234.5)

Equity accounted share of profit after tax		242.6	494.6

Dividends received/receivable by the Group		(356.0)	(444.9)

(Surplus)/shortfall of dividends received/receivable over equity share of profits		(113.4)	49.7

(c) Share of retained profits
(i) AWAC
(Surplus)/shortfall of dividends received/receivable over equity share of profits		(113.4)	49.7
Balance brought forward		502.7	453.0

Total equity share in retained profits carried forward		389.3	502.7

(ii) Enterprise Partnership
Share of current years profit after tax		0.2	—
Distributions received/receivable		(0.2)	—

(Surplus)/shortfall of distributions received/receivable over equity share of profits		—	—
Balance brought forward		—	—

Total equity share in retained profits carried forward		—	—

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

	Notes	Consolidated Entity $Million
		2008	2007
(d) Equity accounted share of reserves of associated entities
(i) AWAC

Opening balance		1.4	(15.3)

Share based payments reserve		—	—
Unrealised gains on derivatives, net of tax		0.5	16.7

Total equity share of reserves		1.9	1.4

(e)	Accounting policies

i.	The audited consolidated financial statements of the entities forming AWAC are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Except for Alcoa of Australia Limited (“AofA”), the reported profit after tax of AWAC is based on these US GAAP financial statements. Financial statements in US dollars have been translated to Australian dollars using average exchange rates for the period for profit and loss items, and closing rates for balance sheet items. Adjustments are made to align accounting policies under US GAAP to Australian equivalents to International Financial Reporting Standards. The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, create an additional asset retirement obligation for dismantling, removal and restoration of each refinery, and to reverse any excesses or shortfalls of the superannuation fund assets over accrued membership benefits taken to the Income Statement.

ii.	Included in the equity accounted carrying amount at which the equity investment in AWAC is recorded, are amounts for goodwill, including profits realised in forming AWAC. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired, and is carried at cost less accumulated impairment losses.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

(f)	Additional information on associated entities

Name	Principal activities	Country of incorporation	Percentage equity
			2008	2007
(i) Entities forming AWAC

AWAC has a governing strategic council of five members of which Alumina appoints two members, including the Deputy Chairman
Alcoa of Australia Ltd	Bauxite, alumina & aluminium production	Australia	40	40
Alcoa World Alumina LLC	Production of alumina & alumina based chemicals	America	40	40
Abalco S.A.	Production of bauxite and alumina	Brazil	40	40
Alcoa Caribbean Alumina Holdings LLC	Holding company	America	40	40
Alumina Espanola S.A.	Production of alumina & alumina based chemicals	Spain	40	40
Matapu Sociedade de Mineracao Ltda.	Hold bauxite exploration rights	Brazil	40	40
Mineracao Sao Jorge Ltda.	Hold bauxite exploration rights	Brazil	40	40
AWA Brazil Holdings Ltda.	Holding company	Brazil	40	40
Omnia Minerios Ltda.	Hold bauxite exploration rights	Brazil	40	40

(ii) Equity accounted partnerships
Enterprise Partnership [1]	Finance lender	Australia	40	—

[1]	Alcoa Australia Holdings Pty Ltd and Alumina Limited are shareholders of Alcoa of Australia Limited and other Enterprise Companies for certain activities of AWAC.

	$Million
	2008	2007
(g) Expenditure commitments and contingent liabilities
- other expenditure commitments contracted for, including long term commitments for gas and electricity	3,513.9	3,673.7

Unascertainable unsecured contingent liabilities

Various lawsuits and claims and proceedings have been, or may be, instituted or asserted against entities within AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position or liquidity of AWAC.

Pursuant to the terms of the AWAC Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

On 27 February 2008, Alcoa Inc. received notice that Aluminium Bahrain B.S.C. (“Alba”) had filed suit against Alcoa Inc. and Alcoa World Alumina LLC (collectively, “Alcoa”), and others, in the U.S. District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain B.S.C. v. Alcoa Inc., Alcoa World Alumina LLC, William Rice, and Victor Dahdaleh. The complaint alleges that certain Alcoa entities and their agents, including Victor Phillip Dahdaleh, have engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleges that Alcoa and its employees or agents (1) illegally bribed officials of the government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices, (2) illegally bribed officials of the government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba, and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleges that Alcoa and the other defendants violated the Racketeer influenced and Corrupt Organizations Act (“RICO”) and committed fraud. Alba’s complaint seeks compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract, and attorney’s fees and costs. Alba seeks treble damages with respect to its RICO claims. No member of the Alumina Group, nor any of its employees, is a defendant in the litigation.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

	Notes	$Million
		2008	2007
(h) Alumina’s share of aggregate associates:
Current assets		940.1	665.2
Non-current assets		3,973.4	2,818.7
Current liabilities		(838.1)	(602.4)
Non-current liabilities		(701.2)	(561.1)

Net assets		3,374.2	2,320.4
Investments in Partnerships		40.0	—
Mineral rights and bauxite assets		138.5	140.2
Goodwill		195.9	196.4

Carrying value	12(a)	3,748.6	2,657.0

Revenues		2,942.2	2,780.8
Expenses		(2,515.4)	(2,051.7)

Profit before income tax		426.8	729.1
Income tax charge		(184.2)	(234.5)

Profit after income tax		242.6	494.6

13.	NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2008	2007	2008	2007

Investments in controlled entities [1]	26	—	—	940.2	887.3

These financial assets are carried at cost.
[1] Note 26 discloses the entities comprising the Alumina Consolidated Group

14. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

Plant and equipment	14(a)	0.2	0.3	0.2	0.3

(a) Plant and equipment
Cost		0.6	0.6	0.6	0.6
Accumulated depreciation		(0.4)	(0.3)	(0.4)	(0.3)

		0.2	0.3	0.2	0.3

(b) Reconciliations
Reconciliation of the carrying amount at the beginning and end of the current financial year is set out below:

Carrying amount at 1 January		0.3	0.2	0.3	0.2
Additions		—	0.1	—	0.1
Depreciation expense		(0.1)	—	(0.1)	—

Carrying amount at 31 December		0.2	0.3	0.2	0.3

15. CURRENT LIABILITIES – PAYABLES

Related party loan		50.8	—	50.8	—
Trade payables		3.2	1.5	2.7	1.5
Interest payable		1.6	14.3	0.3	14.3

		55.6	15.8	53.8	15.8

(a) Foreign currency risk

The carrying amounts of the Group’s and parent entity’s trade and other payables are denominated in the following currencies:

Australian Dollars		2.8	4.7	2.7	4.7
US Dollar		52.5	11.1	51.1	11.1
Euro		0.3	—	—	—

		55.6	15.8	53.8	15.8

For an analysis of the sensitivity of trade and other payables to foreign currency risk refer to Note 2.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

16.	INTEREST-BEARING LIABILITIES

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2008	2007	2008	2007

Current
Unsecured
Bank loans		360.9	440.6	360.9	440.6

Non current
Unsecured
Bank loans		244.3	565.8	244.3	565.8
Convertible bonds	16(a)	442.6	—	—	—
Loans from controlled entities		—	—	494.9	—

Total		1,047.8	1,006.4	1,100.1	1,006.4

(a)	Convertible bonds

Alumina Finance Limited, a wholly owned subsidiary of Alumina Limited, issued US$350,000,000 2.0% guaranteed convertible bonds due to mature in 2013 and convertible into fully paid ordinary shares in the share capital of Alumina Limited.

The bonds will bear interest from and including 16 May 2008 at the rate of 2% per annum payable semi-annually in arrears in equal instalments on 16 May and 16 November in each year, commencing 16 November 2008. Each bond may be converted, at the option of the holder, into shares at a conversion price of A$7.76 per share. The convertible bond included a financial liability and an option component. At year end, the value of the liability was A$442.6 million and the option value was A$62.6 million.

	Consolidated Entity $Million		Parent Entity $Million
	2008	2007	2008	2007
(b) Currencies
The above borrowings are due in the following currency:
US dollars	676.6	665.0	713.5	665.0
Australian dollars	—	247.0	—	247.0
Euro	36.0	—	36.0	—

A$ equivalent of above currencies	1,047.8	1,006.4	1,100.1	1,006.4

(b) Exchange rates
Exchange rates at balance date used in translations:
A$1 = US$	0.6928	0.8757	0.6928	0.8757
A$1 = EURO	0.5055	0.6002	0.5055	0.6002

(c) Fair values

The Directors consider the carrying amounts of bank loans to approximate their fair values where ‘fair value’, by definition, is the US$ principal amount translated into A$ at the exchange rate on balance date. The fair value of the convertible bonds was measured by reference to their trading value at balance date (refer to Note 25).

(d) Financing arrangements

The facilities available at balance date were as follows:

Total loan facilities	2,201.2	1,570.5
Used at balance date – borrowings	1,047.8	1,006.4
Used at balance date – equity	62.6	—

Available at balance date	1,090.8	564.1

The syndicated facilities are available in US, EURO and Australian dollars. The bilateral facilities are available in both US and Australian dollars. The US dollar and EURO amounts have been converted to Australian dollar equivalents at the year end exchange rate.

Approximately US$304 million of existing facilities will mature during 2009. The Group has obtained agreement on the extension of US$229 million of these facilities.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

(e)	Risk Exposures

The exposure of the Group’s and parent entity’s borrowings to interest rate changes and the contractual repricing dates at the balance dates are as follows:
	Notes	Consolidated Entity $Million		Parent Entity $Million
		2008	2007	2008	2007
6 months or less		605.2	1,006.4	605.2	1,006.4
6 – 12 months		—	—	—	—
1 – 5 years		442.6	—	494.9	—
Over 5 years		—	—	—	—

		1,047.8	1,006.4	1,100.1	1,006.4

Current borrowings		360.9	440.6	360.9	440.6
Non-current borrowings		686.9	565.8	739.2	565.8

		1,047.8	1,006.4	1,100.1	1,006.4

17. CURRENT LIABILITIES – PROVISIONS

Employee benefits-provision for annual leave		0.1	0.1	0.1	0.1

18. NON-CURRENT ASSETS – DEFERRED TAX ASSETS

The balance comprises temporary differences attributable to:
Deferred tax liabilities
Foreign exchange denominated loans		2.9	3.1	2.3	7.7

Total deferred tax liabilities		2.9	3.1	2.3	7.7

Deferred tax assets
Fair value of derivatives		2.4	—	2.4	—
Convertible bonds		22.8	—	—	—
Employee benefits		0.1	0.1	0.1	0.1
Borrowing costs		0.1	0.2	0.1	0.2
Accrued liabilities		0.2	0.1	0.2	0.1
Transaction costs		8.4	0.3	6.7	0.3

Total deferred tax assets other than losses		34.0	0.7	9.5	0.7

Net deferred tax assets/(liabilities) before tax losses		31.1	(2.4)	7.2	(7.0)

Tax losses – revenue	7(c)	254.1	104.7	51.7	3.7
Tax losses – capital	7(c)	321.3	321.3	321.3	321.3

Deductible temporary differences and tax losses not recognised		(604.4)	(421.5)	(378.1)	(315.9)

Net deferred tax assets		2.1	2.1	2.1	2.1

Net deferred tax assets to be recovered within 12 months		—	—	—	—
Net deferred tax assets to be recovered after more than 12 months		2.1	2.1	2.1	2.1

		2.1	2.1	2.1	2.1

With the exception of the deferred tax assets already recognised at initial adoption of the Australian International Financial Reporting Standard, deferred tax assets are recognised only to the extent of deferred tax liabilities existing at reporting date. The consolidated entity recognises all movements in temporary differences in profit and loss other than temporary differences arising from movements in exchange rates, and those relating to the convertible bond and certain transaction costs. In its separate financial statements, Alumina Limited recognises all movements in temporary differences in profit and loss other than certain temporary differences relating to transaction costs

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

19.	NON-CURRENT LIABILITIES - PROVISIONS

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2008	2007	2008	2007
Employee benefits-provision for long service leave		0.2	0.3	0.2	0.3

The aggregate of provisions for employee benefits as shown in Notes 17 and 19 are $0.3million (2007: $0.3 million).

20.	CONTRIBUTED EQUITY

Ordinary share capital issued and fully paid
Balance brought forward	411.9	425.8	411.9	425.8
Share buy back	—	(13.9)	—	(13.9)
Shares issued	1,032.5	—	1,032.5	—

Total issued capital	1,444.4	411.9	1,444.4	411.9

Movements in ordinary share capital

		Number of fully paid shares
		2008	2007
Opening number of shares		1,129,026,761	1,167,616,748
Issued under Entitlement Offer	20(b)	303,437,566	—
Issued under Dividend Reinvestment Plan	20(c)	27,392,924	—
Decrease due to Shares bought back	20(d)	—	(38,589,987)

Closing number of shares		1,459,857,251	1,129,026,761

(a)	Ordinary shares

Ordinary shares, which have no par value, entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of, and amounts paid on, the shares held.

(b)	Rights issue

During the period, Alumina Limited raised approximately $910 million under an Entitlement Offer. The funds raised were applied to meet Alumina’s share of the capital costs of AWAC’s growth projects in Brazil and to strengthen its balance sheet so that Alumina Limited is capitalised for the requirements of the business, including working capital requirements.

(c)	Dividend reinvestment plan

During the period, Alumina Limited introduced a new dividend reinvestment plan (DRP), which was exercised in respect of the dividends paid in March and October. The issue off shares in relation to the March 2008 DRP was fully underwritten, resulting in the issue of 23,883,213 shares. The October 2008 DRP was not fully underwritten, resulting in the issue of 3,509,711 shares.

(d)	Share buy-back

During the previous period, Alumina Limited conducted an off-market share buy-back of $250 million, resulting in the repurchase and retirement of approximately 3.3% of issued capital.

(e)	Capital risk management

The Group’s and the parent entity’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistently with others in the industry, the Group and the parent entity monitor capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the balance sheet plus net debt.

The gearing ratios at 31 December 2008 and 31 December 2007 were as follows:

	Consolidated Entity $Million		Parent Entity $Million
	2008	2007	2008	2007
Total borrowings	1,047.8	1,006.4	1,100.1	1,006.4
Less: cash and cash equivalents (note 10)	(66.8)	(29.1)	(64.5)	(24.7)

Net debt	981.0	977.3	1,035.6	981.7
Total equity	2,792.8	1,663.9	2,260.4	1,426.0

Total capital	3,773.8	2,641.2	3,296.0	2,407.7

Gearing ratio	26.0%	37.0%	31.4%	40.8%

The decrease in the gearing ratio during 2008 resulted primarily from the rights issue during the year.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

21.	SHARE-BASED PAYMENTS

(a)	Alumina Employee Share Plan

This is a plan under which employees may be invited to participate in the grant of a conditional entitlement to fully paid ordinary shares (a Performance Right). The Board’s intention is to make offers to each employee, but this is subject to annual determination by the Board in respect of each individual for each grant. The CEO of the Company may recommend variation in participation.

A person is only eligible to participate in the Plan and to be granted performance rights under the Plan if they are an employee, and have satisfied the criteria that the Board decides for participation in the Plan.

Generally, each offer has a three year performance period, with performance tested at the end of this period to determine the number of performance rights to vest to the employee, if any. 50% of the performance rights not vested at the three year performance test can be re-tested six months after the end of the three year performance period. The performance testing is carried out by an independent party and is based on the relative Total Shareholder Returns (TSR) of Alumina Limited, compared to two specific comparator groups.

For Performance Rights granted in January 2007, 50% of the Performance Rights were subject to an earnings per share (‘EPS’) hurdle. The Company reviewed in 2007 the hurdles that should apply to Performance Rights. For the 2008 grant, 100% of the Performance Rights will be tested against the TSR hurdle. An EPS hurdle was not used for the 2008 grant in order to meet the desire for a clear, comparative measure that most directly aligns with returns to shareholders.

An invitation is not transferable. An employee may only apply for performance rights in his or her name and not in the name of, or on behalf of, another person or entity. On vesting, each performance right is an unconditional entitlement to one fully paid ordinary share.

On termination of employment of any individual, their participation in the Plan is finalised and any performance rights not vested lapse unless the Director’s decide otherwise.

For further details on key management personnel refer to the remuneration report.

Set out below are summaries of performance rights granted under the Plan:

2008

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
25/1/2005	16/12/2007	51,425	—	—	(51,425)	—
25/1/2006	7/12/2008	191,850	—	—	(147,525)	44,325
29/1/2007	4/12/2009	211,450	—	—	(115,900)	95,550
8/2/2008	4/12/2010	—	158,800	—	(88,100)	70,700

Total		454,725	158,800	—	(402,950)	210,575

2007

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
19/1/2004	21/12/2006	51,625	—	—	(51,625)	—
25/1/2005	16/12/2007	102,850	—	—	(51,425)	51,425
25/1/2006	7/12/2008	191,850	—	—	—	191,850
29/1/2007	4/12/2009	—	211,450	—	—	211,450

Total		346,325	211,450	—	(103,050)	454,725

Expenses arising from share-based payment transactions in the Alumina Employee Share Plan

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated Entity $Million		Parent Entity $Million
	2008	2007	2008	2007
Performance rights granted under the Alumina Employee Share Plan	0.3	0.7	0.3	0.7

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2008	2007	2008	2007
22. RESERVES, RETAINED PROFITS AND TREASURY SHARES

Reserves
Asset revaluation reserve		34.3	34.3	141.4	141.4
Asset realisation reserve		—	—	84.9	84.9
Capital reserve		16.5	16.5	13.9	13.9
Foreign currency translation reserve	22(a)	117.6	(40.2)	—	—
Cash-flow hedge reserve	22(b)	—	(0.5)	—	—
Share-based payments reserve	22(c)	4.2	3.9	2.3	2.0
Option premium on convertible bonds	22(d)	43.6	—	44.7	—

		216.2	14.0	287.2	242.2

(a) Foreign currency translation reserve
Balance brought forward		(40.2)	(21.5)
Currency translation differences arising during the year		157.8	(18.7)

Balance carried forward		117.6	(40.2)

(b) Cash flow hedge reserve
Balance brought forward		(0.5)	(17.2)
Gains for the period	12(d)	0.5	16.7

Balance carried forward		—	(0.5)

(c) Share-based payments reserve
Balance brought forward		3.9	3.2	2.0	1.3
Option expense
-Group		0.3	0.7	0.3	0.7
-Associates	12(d)	—	—	—	—

Balance carried forward		4.2	3.9	2.3	2.0

(d)	Nature and purpose of reserves

(i)	Asset revaluation reserve

The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares and is only available for the payment of cash dividends in limited circumstances as permitted by law.

(ii)	Foreign currency translation reserve

Exchange differences arising on translation of self sustaining controlled foreign entities are taken to the foreign currency translation reserve as described in accounting policy Note 1(d).

(iii)	Cash flow hedge reserve

Gains on instruments used to hedge a net investment in a foreign operation determined to be an effective hedge as described in accounting policy Note 1(p).

(iv)	Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of options issued but not exercised.

(v)	Option premium on convertible bonds

The convertible bond is accounted as a compound instrument at the Group level. The fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option.

The parent entity records only the equity portion of the convertible bond.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

22.	RESERVES, RETAINED PROFITS AND TREASURY SHARES (continued)

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2008	2007	2008	2007
(e) Retained profits
Retained profits at the beginning of the financial year:
- Group		736.0	861.1	771.9	837.8
- Associates		502.7	453.0	—	—

		1,238.7	1,314.1	771.9	837.8
Profit attributable to the members of Alumina Limited		168.0	436.4	30.7	445.9
Dividend provided for or paid		(273.8)	(275.6)	(273.8)	(275.6)
Share buy back		—	(236.2)	—	(236.2)

Retained profits at the end of the financial year		1,132.9	1,238.7	528.8	771.9

Retained profits at the end of the financial year:
- Group		743.6	736.0
- Associates	12(c)	389.3	502.7

		1,132.9	1,238.7

	Notes	Consolidated Entity $Million		Parent Entity $Million
		2008	2007	2008	2007
(f) Treasury shares [1]
Balance brought forward		(0.7)	(0.6)	—	—
Movement for the period		—	(0.1)	—	—

Balance carried forward		(0.7)	(0.7)	—	—

[1] Under AASB 132, if an entity reacquires its own equity instruments, those instruments shall be deducted from equity. Alumina Limited purchased shares for its long term incentive plan.

23.    NOTES TO THE STATEMENTS OF CASH FLOWS

(a) Reconciliation of operating profit after income tax to net cash inflow from operating activities
Operating profit from continuing operations after income tax		168.0	436.4	30.7	445.9
Surplus/(shortfall) of dividends received/receivable over equity share of profits		113.4	(49.7)	—	—
Depreciation and amortisation	6	0.1	—	0.1	—
Non-cash employee benefits expense-share based payments		0.3	0.7	0.3	0.7
Change in fair value of derivatives		7.9	—	7.9	—
Transaction costs capitalised		1.1	—	—	—
Net exchange differences	5,6	—	—	276.0	(66.8)

Sub total		290.8	387.4	315.0	379.8
Change in assets and liabilities adjusted for effects of purchase and disposal of controlled entities during the financial year:
(Increase)/decrease in:
-receivables		(0.5)	—	(15.2)	—
(Decrease)/increase in:
-payables		(11.0)	3.1	(12.8)	3.1
-current tax liabilities		(0.6)	(0.1)	—	—
-other liabilities		1.4	(1.5)	(0.3)	0.7

Net cash inflow from operating activities		280.1	388.9	286.7	383.6

(b)	Acquisition/disposal of controlled entities

During the year the Company did not acquire or dispose of any material controlled entities.

(c)	Financing facilities

Refer to Note 24.

(d)	Non-cash financing and investing activities

There were no non-cash financing or investing activities in 2008 (2007: nil).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

24.	FINANCING FACILITIES

The facilities available at balance date were as follows:

	Consolidated Entity $Million		Parent Entity $Million
	2008	2007	2008	2007

Total loan facilities	2,201.2	1,570.5	1,696.0	1,570.5
Used at balance date – borrowings	1,047.8	1,006.4	605.2	1,006.4
Used at balance date – equity	62.6	—	—	—

Available at balance date	1,090.8	564.1	1,090.8	564.1

The syndicated facilities are available in US, EURO and Australian dollars. The bilateral facilities are available in both US and Australian dollars. The US dollar and EURO amounts have been converted to Australian dollar equivalents at the year end exchange rate.

25.	FINANCIAL INSTRUMENTS

(a) Interest rate risk

The Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments.

Interest rate risk exposure

The consolidated entity’s exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

As at 31 December 2008

$Million	Fixed interest maturing in:
	Notes	Floating Interest	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
Financial Assets

Cash and cash equivalents	10	66.8	—	—	—	—	66.8
Receivables	11	—	—	—	—	0.6	0.6
Related party loan	11	72.1	—	—	—	—	72.1

		138.9	—	—	—	0.6	139.5

Weighted average interest rate		5.9%

Financial Liabilities
Payables	15	—	—	—	—	4.8	4.8
Interest-bearing liabilities	16	605.2	—	442.6	—	—	1,047.8
Related party loan	15	—	50.8	—	—	—	50.8

		605.2	50.8	442.6	—	4.8	1,103.4

Weighted average interest rate		3.6%		2.0%

Net financial (liabilities)		(466.3)	(50.8)	(442.6)	—	(4.2)	(963.9)

As at 31 December 2007

	Fixed interest maturing in:
$Million	Notes	Floating interest	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
Financial Assets
Cash and cash equivalents	10	29.1	—	—	—	—	29.1
Receivables	11	—	—	—	—	0.1	0.1

		29.1	—	—	—	0.1	29.2

Weighted average interest rate		6.0%

Financial Liabilities
Payables	15	—	—	—	—	15.8	15.8
Bank loans	16	1,006.4	—	—	—	—	1,006.4

		1,006.4	—	—	—	15.8	1,022.2

Weighted average interest rate		6.1%
Net financial (liabilities)		(977.3)	—	—	—	(15.7)	(993.0)

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

25.	FINANCIAL INSTRUMENTS (continued)

(b) Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of the company’s financial instruments, referred to in Note 24(a) above were as follows:

		Consolidated Entity
		Carrying amount	Fair value	Carrying amount	Fair Value
		$Million		$Million
	Notes	2008	2008	2007	2007
Recognised in the Balance Sheet
Financial assets
Cash and cash equivalents	10	66.8	66.8	29.1	29.1
Current receivables	11	0.6	0.6	0.1	0.1
Related party loan	11	72.1	72.1	—	—
Financial liabilities
Current payables	15	4.8	4.8	15.8	15.8
Bank loans	16	605.2	605.2	1,006.4	1,006.4
Convertible bonds	16	442.6	283.7	—	—
Related party loan	15	50.8	50.8	—	—

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate a value:

Cash and cash equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

Debtors and creditors

Other current debtors and creditors mainly represent financial obligations incurred in exchange for goods and services provided and received by the Group in the normal course of its operations, net of provisions for doubtful debts. Due to the short term nature of these financial obligations, their carrying values are estimated to equal their fair values.

26.	INVESTMENTS IN CONTROLLED ENTITIES

Entities consolidated	Notes	Place of Incorporation
NAME
Alumina Limited		VIC, Australia

All controlled entities are wholly-owned, unless otherwise indicated

Controlled entities
Alumina Finance Limited	E	VIC, Australia
Alumina Holdings (USA) Inc.	A,D	Delaware, USA
Alumina International Holdings Pty. Ltd.	B	VIC, Australia
Alumina Brazil Holdings Pty Ltd	C	VIC, Australia
Alumina (U.S.A.) Inc.	A,D	Delaware, USA
Butia Participaçoes SA	A,D	Brazil
Westminer Acquisition (U.K.) Limited	D	UK
Westminer International (U.K.) Limited	D	UK
Westminer (Investments) B.V.	A,D,F	Netherlands

These controlled entities:

A)	have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation. Appropriate books and records are maintained for these entities;

B)	have been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. This company, which is also referred to in the Directors’ Declaration is, with Alumina Limited, a member of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The consolidated assets and liabilities of these companies, and their consolidated net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions) are set out in the table below;

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

26.	INVESTMENTS IN CONTROLLED ENTITIES (continued)

C)	this is a small proprietary company, and is not required to prepare a financial report;

D)	has been translated as a self-sustaining entity;

E)	this company was incorporated on 5 May 2008 and is 100% owned by Alumina Limited. It has a functional currency of US dollars and prepares separate audited accounts.

F)	currently in the process of voluntary liquidation.

	Closed Group $Million
	2008	2007
Deed of cross guarantee
Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated balance sheet is set out below:

Balance sheets of closed Group

Current assets
Cash and cash equivalents	64.5	24.7
Receivables	83.1	103.3
Other assets	8.1	—

Total current assets	155.7	128.0

Non-current assets
Investments in associates/subsidiaries	2,980.1	2,108.8
Deferred tax assets	2.1	2.1
Property, plant and equipment	0.2	0.3

Total non-current assets	2,982.4	2,111.2

Total assets	3,138.1	2,239.2

Current liabilities
Payables	3.0	150.4
Interest-bearing liabilities	906.6	440.6
Provisions	0.1	0.1
Other	1.5	1.0

Total current liabilities	911.2	592.1

Non-current liabilities
Interest-bearing liabilities	244.3	565.8
Provisions	0.3	0.3

Total non-current liabilities	244.6	566.1

Total liabilities	1,155.8	1,158.2

Net assets	1,982.3	1,081.0

Equity
Contributed equity	1,444.4	411.9
Reserves	287.2	242.2
Retained profits	250.7	426.9

Total equity	1,982.3	1,081.0

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

26.	INVESTMENTS IN CONTROLLED ENTITIES (continued)

Set out below is a consolidated income statement for the closed Group:

Income statements of closed Group	Closed Group $Million
	2008	2007

Revenue from continuing operation	390.7	447.6
Other income	—	66.8
General and administrative expenses	(18.1)	(13.4)
Other expenses	(224.6)	(9.2)
Borrowing costs	(48.3)	(51.5)

Profit from ordinary activities before income tax	99.7	440.3

Income tax expense	(2.1)	—

Net profit	97.6	440.3

Set out below is a summary of movements in consolidated retained profits of the closed Group:

Retained profits at the beginning of the financial year	426.9	498.4
Net profit	97.6	440.3
Dividend provided for or paid	(273.8)	(275.6)
Share buy back	—	(236.2)

Retained profits at the end of the financial year	250.7	426.9

27.	CONTINGENT LIABILITIES

There are no contingent liabilities as at 31 December, 2008 (2007: nil).

Cross guarantees given by Alumina Limited and Alumina International Holdings Pty. Ltd are described in Note 26. There are no deficiencies of assets in any of these companies.

These guarantees may give rise to liabilities in the parent entity if the subsidiary does not meet their obligations under the terms of the overdrafts, loans or other liabilities subject to the guarantees.

28.	COMMITMENTS FOR EXPENDITURE

	Consolidated Entity $Million		Parent Entity $Million
	2008	2007	2008	2007
Lease commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	0.1	0.1	0.1	0.1
Later than one year but not later than 5 years	0.5	0.2	0.5	0.2
Later than 5 years	0.1	—	0.1	—

	0.7	0.3	0.7	0.3

The company leases office facilities under non-cancellable operating leases expiring within two to five years.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

29.	RELATED PARTY TRANSACTIONS

Related parties of the Group fall under the following categories:

Wholly-owned Group

The wholly-owned Group consists of Alumina Limited and its wholly-owned controlled entities as disclosed in Note 26. Transactions between Alumina Limited and other entities in the wholly-owned Group during the years ended 31 December 2008 and 2007 consisted of:

•	loan advanced/repaid to/by Alumina Limited

•	interest paid/received on the above loans (refer Notes 4 and 6)

•	the payment of dividends to Alumina Limited (refer Note 4)

•	payment of administrative/general expenses on behalf of Alumina Limited

The above transactions were made on normal commercial terms and conditions and at market rates.

	Parent Entity $Million
	2008	2007
Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned Group:

Interest expense	5.3	—

Aggregate amounts receivable/(payable) to entities in the wholly-owned Group at balance date:

Current receivables	1,323.1	497.4

Interest-bearing liabilities	(494.9)	—

Directors and Other Key Management Personnel

Disclosures relating to directors and other key management personnel are set out in Note 30.

Other Related Parties

On 19 November 2008, Alumina Finance Limited (“Lender”), a wholly-owned subsidiary of Alumina Limited, along with Aluminio Espanol S.A. (“Lender”) entered into a Revolving Credit Facility Agreement with Alumina Espanola S.A. (Borrower”), an entity which forms part of AWAC. The lenders from time to time will lend to the Borrower amounts up to a maximum outstanding principal not to exceed Euro 150 million for the purpose of funding the Borrower’s alumina refinery operating needs. At 31 December 2008, Euro 35.5 million, (A$72.1 million) has been advanced by Alumina Finance Limited.

Alcoa of Australia Limited, an associated entity forming part of AWAC, advanced a total of US$34.8 million (A$50.8 million) to Alumina Limited. These funds were used by Alumina Limited to fund the remaining 2008 funding requirements for AWAC’s investment in Brazil. The loan was repaid in January 2009.

There are no other related party transactions.

Ownership Interests in Related Parties

Interests held in the following classes of related parties are set out in the following notes:

(a)	controlled entities – Note 26; and

(b)	associates – Note 12.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

30.	KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Alumina Limited during the financial year:

Chairman – non-executive

D M Morley

Executive directors

J Bevan, Chief Executive Officer (appointed 16 June 2008)

J Marlay, Chief Executive Officer (resigned 16 June 2008)

K A Dean, Chief Financial Officer (Alternate director)

Non-executive directors

P A F Hay

R J McNeilly

J Pizzey

M R Rayner (resigned 1 May 2008)

(b) Other key management personnel

In addition to executive directors, the following person also had authority for the strategic direction and management of the company and the consolidated entity during the financial year:

Name	Position	Employer
S C Foster	General Counsel and Company Secretary	Alumina Limited

All of the persons above were also key management persons during the year ended 31 December 2008.

(c) Remuneration of key management personnel

	Consolidated Entity $		Parent Entity $
	2008	2007	2008	2007
Short-term employee benefits	3,852,738	2,998,868	3,852,738	2,998,868
Post-employment benefits	97,488	88,896	97,488	88,896
Share based payments	(265,161)	718,211	(265,161)	718,211
Termination pay	1,475,468	—	1,475,468	—

	5,160,533	3,805,975	5,160,533	3,805,975

(d) Equity instrument disclosures relating to key management personnel

(i) Alumina Employee Performance Rights Plan

Details of performance rights over ordinary shares in the company provided as remuneration together with terms and conditions of the performance rights can be found in the Remuneration Report on pages 19-34.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

30.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(ii) Options and performance share rights holdings

The number of options and performance rights over ordinary shares in the Company held during the financial year by each director of Alumina Limited and the key management personnel of the company and the consolidated entity, including their personally related entities, is set out below:

2008

Name	Type of equity-based instrument	Number of performance rights or options held at 1 January 2008 [1]	Number granted during the year as remuneration [2]	Number vested/exercised during the year	Number lapsed during the year [3]	Number held at 31 December 2008	Vested and exercisable at the end of the year
J Bevan	Performance rights	—	—	—	—	—	—
J Marlay	Performance rights	241,700	78,500	—	(320,200)	—	—
S C Foster	Performance rights	81,250	25,200	—	(29,550)	76,900	—
K A Dean	Performance rights	104,800	39,000	—	(25,250)	118,550	—

[1]	Includes the number of Performance Rights granted that were subject to testing in June 2008, December 2007 and December 2008 but not yet vested.
[2]	Performance Rights granted in February 2008 for the 3 year performance test period concluding in December 2010.
[3]

Performance Right conditions were not met for the January 2006 grant and under the ESP Rules, 50 per cent of the entitlement lapsed with the remaining 50 per cent to be re-tested in June 2009. In addition, of the January 2005 grant tested in June 2008, 50 per cent lapsed.

2007

Name	Type of equity-based instrument	Number of performance rights or options held at 1 January 2007 [1]	Number granted during the year as remuneration [2]	Number vested/exercised during the year	Number lapsed during the year [3]	Number held at 31 December 2007	Vested and exercisable at the end of the year
J Marlay	Performance rights	206,150	107,100	—	(71,550)	241,700	—
S C Foster	Performance rights	72,600	35,300	—	(26,650)	81,250	—
K A Dean	Performance rights	50,500	54,300	—	—	104,800	—

[1]	Includes the number of Performance Rights granted that were subject to testing in June 2007, December 2006 and December 2007 but not yet vested.
[2]	Performance Rights granted in January 2007 for the 3 year performance test period concluding in December 2009.
[3]

Performance Right conditions were not met for the January 2005 grant and under the ESP Rules, 50 per cent of the entitlement lapsed with the remaining 50 per cent to be re-tested in June 2008. In addition, of the January 2004 grant tested in June 2007, 50 per cent lapsed.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

30.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iii) Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and consolidated entity, including their personally-related entities, are set out below.

2008
Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year
Directors of Alumina Limited

Ordinary shares
D M Morley	425,183	—	120,333	545,516
P A F Hay	42,890	—	16,951	59,841
R J McNeilly	35,624	—	17,819	53,443
M R Rayner	32,945	—	2,411	35,356
J Pizzey	13,217	—	10,232	23,449
J Bevan	—	—	108,360	108,360
J Marlay [1]	98,338	—	8,000	106,338
K A Dean	9,741	—	12,662	22,403

1 Mr Marlay resigned from the Company on 16 June 2008.

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	33,147	—	13,716	46,863

2007
Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year
Directors of Alumina Limited

Ordinary shares
D M Morley	420,994	—	4,189	425,183
P A F Hay	41,212	—	1,678	42,890
R J McNeilly	31,433	—	4,191	35,624
M R Rayner	29,720	—	3,225	32,945
J Pizzey	—	—	13,217	13,217
J Marlay	90,338	—	8,000	98,338
K A Dean	—	—	9,741	9,741

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	28,675	—	4,472	33,147

(e)	Loans to directors and executives

No loans were made to directors or specified executives of Alumina Limited and other key management personnel of the Group, including their personally-related entities in 2008 and 2007.

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

31.	REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

	Consolidated Entity $Thousand			Parent Entity $Thousand
	2008		2007	2008	2007
Amounts received or due and receivable by PricewaterhouseCoopers Australia:
Audit and review of the financial reports	751	[1]	379	677	347
Other regulatory audit services	172		235	172	235

	923		614	849	582

Other assurance services	337		200	187	200

Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia:
Overseas taxation services	318		54	—	—

Total	1,578		868	1,036	782

[1]	Additional fees were principally incurred in relation to funding activities

It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the Group are important. These assignments are principally tax advice or where PricewaterhouseCoopers is awarded assignments on a competitive basis. It is the Group’s policy to seek competitive tenders for all major consulting projects.

32.	EVENTS OCCURING AFTER THE BALANCE SHEET DATE

Since the end of the financial year, the Group has renegotiated the facilities that matured in 2009. The Group has obtained agreement on the extension of US$229 million of these facilities (refer to Note 1A) (2007: nil).

ALUMINA LIMITED AND CONTROLLED ENTITIES

Notes to and forming part of the financial statements for the year ended 31 December 2008

33.	FINANCIAL REPORTING BY SEGMENT

(a)	Business segments

Years ended 31 December 2008 and 31 December 2007

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC.

The company operates in the alumina/aluminium business through its equity interests in AWAC.

(b)	Geographical segments

Year ended 31 December 2008

	$Million
	Australia	North America	Europe	Caribbean, South America & Africa*	Total
Consolidated

Segment revenue by location of customer**	—	—	—	—	—
Other revenue	3.4	—	0.1	—	3.5

Consolidated revenue					3.5

Investments in Associates	1,098.2	442.5	60.8	2,107.1	3,708.6
Investment in Partnerships	40.0	—	—	—	40.0
Segment assets	147.9	1.2	0.9	—	150.0
Segment liabilities	1,105.0	—	0.8	—	1,105.8

Consolidated net assets					2,792.8

Acquisitions of non-current assets	—	—	—	—	—

Total acquisitions of non-current assets					—

Year ended 31 December 2007

	$Million
	Australia	North America	Europe	Caribbean, South America & Africa*	Total
Consolidated

Segment revenue by location of customer**	—	—	—	—	—
Other revenue	2.7	—	0.1	—	2.8

Consolidated revenue					2.8

Investments in Associates	1,031.3	394.8	45.2	1,185.7	2,657.0
Segment assets	27.2	1.0	3.4	—	31.6
Segment liabilities	1,023.7	—	1.0	—	1,024.7

Consolidated net assets					1,663.9

Acquisitions of non-current assets	—	—	—	—	—

Total acquisitions of non-current assets					—

*	Predominantly includes assets in Jamaica, Brazil, Suriname and Guinea.
**	The Group had no sale of goods and services for the year; therefore no segment revenue is disclosed.

DIRECTORS’ DECLARATION

FOR THE YEAR ENDED 31 DECEMBER 2008

DIRECTORS’ DECLARATION

In the directors’ opinion:

a)	the financial statements and notes set out on pages 1 to 40 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 31 December 2008 and of their performance for the financial year ended on that date; and

b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

c)	at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 26 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 26.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporation Act 2001.

This declaration is made in accordance with a resolution of the Directors.

Donald M Morley
Chairman

11 March 2009

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF ALUMINA LIMITED

FOR THE YEAR ENDED 31 DECEMBER 2008

REPORT ON THE FINANCIAL REPORT

We have audited the accompanying financial report of Alumina Limited, which comprises the balance sheet as at 31 December 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both Alumina Limited and the Alumina Limited Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Liability limited by a scheme approved under Professional Standards Legislation

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF ALUMINA LIMITED

FOR THE YEAR ENDED 31 DECEMBER 2008

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor’s opinion

In our opinion:

(a)	the financial report of Alumina Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 31 December 2008 and of their performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b)	the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 19 to 34 of the directors’ report for the year ended 31 December 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion

In our opinion, the Remuneration Report of Alumina Limited for the year ended 31 December 2008, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Chris Dodd	Melbourne
Partner	11 March 2009